Exhibit 99.9

OSISKO GOLD ROYALTIES LTD
WARRANT INDENTURE

Providing for the issue of
up to 5,715,500 Warrants

February 26, 2016

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- ii -

- iii -

WARRANT INDENTURE

THIS WARRANT INDENTURE made as of February 26, 2016.

BETWEEN:

OSISKO GOLD ROYALTIES LTD, a corporation existing under the laws of Québec and having an office in the City of Montréal, Québec

(the "Corporation")

OF THE FIRST PART

AND:

CST TRUST COMPANY, a trust company existing under the laws of Canada and having an office in the City of Montréal, Québec

(the "Warrant Agent")

OF THE SECOND PART

WHEREAS in connection with the public offering by the Corporation of up to 11,431,000 Units pursuant to a short form prospectus dated February 19, 2016 (the "Offering"), the Corporation proposes to issue up to 5,715,500 Warrants (which includes up to 745,500 Warrants issuable upon the exercise of the Over-Allotment Option);

AND WHEREAS each Warrant (as defined below) entitles the holder thereof to purchase, subject to adjustment in certain events, one Warrant Share (as defined below) at a price of $19.08 at any time prior to 5:00 p.m. (Toronto time) on February 26, 2019;

AND WHEREAS for such purpose the Corporation deems it necessary to create and issue Warrants and Warrant Certificates (as defined below) to be constituted and issued in the manner hereinafter set forth;

AND WHEREAS the Corporation is duly authorized to create and issue the Warrants as herein provided;

AND WHEREAS all things necessary have been done and performed to make the Warrants, when Authenticated (as defined below) or certified by the Warrant Agent and issued as provided in this Indenture, legal, valid and binding upon the Corporation with the benefits of and subject to the terms of this Indenture;

AND WHEREAS the foregoing recitals are made as statements of fact by the Corporation and not by the Warrant Agent; and

AND WHEREAS the Warrant Agent has agreed to enter into this Indenture and to hold all rights, interests and benefits contained herein for and on behalf of those persons who become holders of Warrants issued pursuant to this Indenture from time to time;

NOW THEREFORE THIS INDENTURE WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed and declared as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Indenture, unless there is something in the subject matter or context inconsistent therewith, the following words have the respective meaning indicated below:

(a)

"Applicable Legislation" means the provisions, if any, for the time being, of any statute of Canada or a province thereof, and of the regulations under such statute, relating to trust indentures and to the rights, duties and obligations of trustees under trust indentures, and of corporations issuing their securities under trust indentures, to the extent that any such provisions are in force and applicable to this Indenture;

(b)

"Authenticated" means (a) with respect to the issuance of a Warrant Certificate, one which has been duly signed by the Corporation and authenticated by manual signature of an authorized officer of the Warrant Agent, (b) with respect to the issuance of an Uncertificated Warrant, one in respect of which the Warrant Agent has completed all Internal Procedures such that the particulars of such Uncertificated Warrant are entered in the register of holders of Warrants, and "Authenticate", "Authenticating" and "Authentication" have the appropriate correlative meanings;

(c)	"Book Entry Only Participants" means institutions that participate directly or indirectly in the Depository's book entry registration system for the Warrants;

(d)	"Book Entry Only Warrants" means Warrants that are to be held only by or on behalf of the Depository;

(e)

"Business Day" means a day (other than a Saturday, Sunday, civic or statutory holiday) on which Canadian chartered banks are open for the transaction of regular business in the City of Toronto, Ontario and/or in the City of Montréal, Québec;

(f)

"CDS Global Warrants" means Warrants representing all or a portion of the aggregate number of Warrants issued in the name of the Depository represented by an Uncertificated Warrant, or if requested by the Depository or the Corporation, by a Warrant Certificate;

(g)	"CDSX" means the settlement and clearing system of the Depository for equity and debt securities in Canada;

(h)	"Closing Date" means February 26, 2016 or such other date as the Underwriters and the Corporation agree for the closing of the Offering;

(i)	"Common Shares" means fully paid and non-assessable common shares in the capital of the Corporation;

(j)	"Common Share Reorganization" has the meaning ascribed thereto in Subsection 4.1(a);

(k)	"Confirmation" has the meaning ascribed thereto in Subsection 5.1(c);

(a)	"Convertible Securities" has the meaning ascribed thereto in Subsection 4.1(a);

(b)	"Corporation" means Osisko Gold Royalties Ltd, a corporation existing under the laws of Québec and having an office in the City of Montréal, Québec;

(c)	"Corporation's Auditor" means the firm of accountants appointed by the shareholders of the Corporation and serving as the auditor of the Corporation at the relevant time;

(d)	"Counsel" means a barrister or solicitor or firm of barristers and solicitors retained by the Warrant Agent, Corporation (who may be counsel to the Corporation), or Warrantholders;

(e)

"Current Market Price" of a Common Share at any date means the price per share equal to the weighted average price at which the Common Shares have traded during the 20 consecutive Trading Days ending on the third Trading Day immediately prior to such date, on any stock exchange on which such shares are listed as may be selected for such purpose by the directors or, if such shares are not listed on any stock exchange, then on such over-the-counter market in Canada as may be selected for such purpose by the directors, provided further that if the Common Shares are not then listed on any Canadian stock exchange or traded in the over-the counter market, then the Current Market Price shall be determined by such firm of independent chartered accountants as may be selected by the directors of the Corporation;

(f)	"Depository" means CDS Clearing and Depository Services Inc. or such other person as is designated in writing by the Corporation to act as depository in respect of the Warrants;

(g)	"Designated Provinces" means each of the provinces of Canada where Units are sold;

(h)

"director" means a director of the Corporation for the time being and, unless otherwise specified herein, a reference to an action by the directors means an action by the directors of the Corporation as a board or, whenever duly empowered, action by a committee of such board;

(i)

"Dividends Paid in the Ordinary Course" means such dividends whether (payable in cash or securities, property or assets of equivalent value) paid on the Common Shares in any fiscal year of the Corporation to the extent that such dividends in the aggregate do not exceed in amount or value the greater of:

(i) 150% of the aggregate amount or value of the dividends paid by the Corporation on its Common Shares in the 12 consecutive months ended immediately prior to the first day of such fiscal year;

(ii)

50% of the consolidated net earnings of the Corporation before extraordinary items and after dividends paid on any and all special shares of the Corporation for the period of 12 consecutive months ended immediately prior to the first day of such fiscal year (such consolidated net earnings to be shown in the audited financial statements of the Corporation for such 12 month period, or if there are no audited financial statements in respect of such period, computed in accordance with International Financial Reporting Standards consistent with those applied in the preparation of the most recently completed audited consolidated financial statements of the Corporation); and

(iii)	20% of the Shareholders' Equity,

and for such purpose the value of any dividends paid in other than cash or securities shall be the fair market value of such dividend as determined by the directors of the Corporation;

(j)

"Exchange Basis" means, at any time, the number of Warrant Shares which a Warrantholder is entitled to receive upon the exercise of the rights attached to the Warrants pursuant to the terms of this Indenture, as the number may be adjusted pursuant to Article 4 of this Indenture, with such number equal to one Warrant Share per Warrant as of the Closing Date;

(k)	"Exercise Date" with respect to any Warrant means the date on which such Warrant is duly surrendered for exercise in accordance with the provisions of this Indenture;

(l)	"Exercise Price" means $19.08 for each Warrant Share, subject to adjustment in accordance with the provisions of this Indenture;

(m)	"Expiry Date" means February 26, 2019;

(n)	"Expiry Time" means 5:00 p.m. (Toronto time) on the Expiry Date;

(o)

"Indenture", "herein", "hereto", "hereunder", "hereof", "hereby" and similar expressions mean or refer to this Indenture and not to any particular Article, Section, paragraph, clause, subdivision or portion hereof and include any indenture, deed or instrument supplemental or ancillary hereto; and the expressions "Article", "Section" and "paragraph" followed by a number mean and refer to the specified Article, Section or paragraph of this Indenture;

(p)

"Internal Procedures" means in respect of the making of any one or more entries to, changes in or deletions of any one or more entries in the register at any time (including without limitation, original issuance or registration of transfer of ownership) the minimum number of the Warrant Agent's internal procedures customary at such time for the entry, change or deletion made to be complete under the operating procedures followed at the time by the Warrant Agent, it being understood that neither preparation and issuance shall constitute part of such procedures for any purpose of this definition;

(q)	"Offering" has the meaning ascribed thereto in the recitals of this Indenture;

(r)	"Officer's Certificate" means a certificate signed by a senior officer of the Corporation;

(s)

"Over-Allotment Option" means the over-allotment option granted by the Corporation to the Underwriters, exercisable in whole or in part, at the sole discretion of the Underwriters at any time up to 30 days from and including the Closing Date, to purchase up to an additional 1,491,000 Units at the Purchase Price, for additional aggregate gross proceeds of up to $22,514,100;

(t)	"Purchase Price" means $19.08 per Warrant;

(u)

"QIB Purchaser" means a Qualified Institutional Buyer who first purchased Units on the date of original issuance of the Units and who, in connection with such purchase, executed a United States Subscribers Representation Letter in the form attached to the U.S. Placement Memorandum for the offering of Units to Qualified Institutional Buyers pursuant to Rule 144A under the U.S. Securities Act;

(v)	"Qualified Institutional Buyer" means a qualified institutional buyer as that term is defined in Rule 144A under the U.S. Securities Act;

(w)	"SEC" means the United States Securities and Exchange Commission;

(x)	"Securities Regulators" means, collectively, the securities commissions or other applicable securities regulatory authorities of each of the Designated Provinces;

(y)

"Shareholders' Equity" means the aggregate of share capital, retained earnings and any and all surplus accounts and reserves, minus deficit, as evidenced on the audited financial statements of the Corporation for the most recently ended fiscal year;

(z)

"Subsidiary of the Corporation" means a corporation of which voting securities carrying a majority of the votes attached to all outstanding voting securities of the Corporation are owned, directly or indirectly, by the Corporation or by one or more subsidiaries of the Corporation, or by the Corporation and one or more subsidiaries of the Corporation, and, as used in this definition, voting securities means securities, other than debt securities, carrying a voting right to elect directors either under all circumstances or under some circumstances that may have occurred and are continuing;

(aa)

"Trading Day" means any day on which the facilities of the Toronto Stock Exchange, or, if the Common Shares are not listed thereon, the facilities of any stock exchange on which the Common Shares are listed, is open for trading;

(bb)	"Uncertificated Warrant" means any Warrant that is not a certificated Warrant;

(cc)

"Underwriters" means, collectively, BMO Nesbitt Burns Inc. and RBC Dominion Securities Inc., as lead underwriters, together with National Bank Financial Inc., Macquarie Capital Markets Canada Ltd., CIBC World Markets Inc., Haywood Securities Inc., Scotia Capital Inc., TD Securities Inc., Cormark Securities Inc., Dundee Securities Ltd. and Paradigm Capital Inc.;

(dd)	"Underwriting Agreement" means the underwriting agreement dated February 11, 2016 between the Corporation and the Underwriters in respect of the Offering;

(ee)	"Unit Share" means one Common Share issued as part of a Unit;

(ff)	"Units" means units of the Corporation issued under the Offering, with each Unit comprised of one Unit Share and one-half of one Warrant;

(gg)	"U.S. Affiliate" means a U.S. registered broker-dealer of an Underwriter;

(hh)	"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

(ii)	"U.S. Person" and "United States" have the meanings ascribed thereto in Regulation S under the U.S. Securities Act and set forth in Schedule "B" attached hereto;

(jj)	"U.S. Placement Memorandum" means the U.S. private placement memorandum dated February 19, 2016, distributed to the QIB Purchasers;

(kk)	"U.S. Securities Act" means the United States Securities Act of 1933, as amended;

(ll)

"Warrant" means a warrant of the Corporation created by the Corporation and issued and authenticated hereunder with an exercise price of $19.08 per Warrant until the Expiry Time and entitling the holder thereof to acquire one Warrant Share upon exercise in accordance with this Indenture, subject to adjustment as set out herein;

(mm)	"Warrantholder" means the registered holder from time to time of an outstanding Warrant.

(nn)

"Warrant Agent" means the warrant agent under this Indenture, initially being CST Trust Company, in its capacity as warrant agent, having an office in Montréal, Québec, and in Toronto, Ontario or such other address as it shall inform the Corporation and Warrantholders from time to time;

(oo)	"Warrant Certificate" means a certificate evidencing one or more Warrants issuable hereunder, substantially in the form attached hereto as Schedule "A";

(pp)	"Warrant Share" means each Common Share issuable upon the exercise of one Warrant in accordance with this Indenture; and

(qq)

"written direction of the Corporation" and "certificate of the Corporation" and any other document required to be signed by the Corporation, means, respectively, a written direction, request, consent, certificate or other document signed in the name of the Corporation by any officer or director and may consist of one or more instruments so executed.

1.2	Headings

The division of this Indenture into Articles, Sections or other subdivisions, the provision of a Table of Contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture or the Warrants.

1.3	Gender

Words importing the singular number also include the plural and vice versa and words importing the masculine gender include the feminine gender.

1.4	Weekends and Holidays

If the date for the taking of any action under this Indenture expires on a day which is not a Business Day, such action may be taken on the next succeeding Business Day with the same force and effect as if taken within the period for the taking of such action.

1.5	Meaning of "Outstanding"

Every Warrant represented by a Warrant Certificate countersigned by the Warrant Agent or Uncertified Warrant that has been Authenticated and delivered to the holder thereof is deemed to be outstanding until it is cancelled or delivered to the Warrant Agent for cancellation. Where a new Warrant Certificate has been issued pursuant to Section 2.9 to replace one which has been mutilated, lost, stolen or destroyed, the Warrants represented by only one of such Warrant Certificates are counted for the purpose of determining the aggregate number of Warrants outstanding. A Warrant Certificate representing a number of Warrants which has been partially exercised will be deemed to be outstanding only to the extent of the unexercised portion of the Warrants.

1.6	Time

Time is of the essence hereof and of each Warrant Certificate.

1.7	Applicable Law

This Indenture and each Warrant Certificate are subject to and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

1.1	Severability

Wherever possible, each provision hereof shall be interpreted in such manner as to be effective and valid under Applicable Legislation. In the event that any provision hereof shall be determined to be invalid, illegal or unenforceable in any respect under Applicable Legislation the validity, legality and enforceability of the remainder of such provision and any other provision hereof shall not be affected or impaired thereby.

1.8	Currency

All references to currency herein are to Canadian dollars unless otherwise indicated.

1.9	Conflicts

In the event of any conflict or inconsistency between the provisions of this Indenture and the Warrant Certificates, the provisions of this Indenture will govern.

1.10	Schedules

The attached Schedule "A", Schedule "B" and Schedule "C" are incorporated into and form part of this Indenture.

ARTICLE 2
ISSUE OF WARRANTS

2.1	Creation, Form and Terms of Warrants

A total of up to 5,715,500 Warrants entitling the registered holders thereof to acquire an aggregate of up to 5,715,500 Warrant Shares are hereby created and authorized to be issued hereunder at the Exercise Price upon the terms and conditions herein set forth. Uncertificated Warrants shall be Authenticated by the Warrant Agent and deposited with the Depository and Warrant Certificates evidencing the Warrants shall be executed by the Corporation, certified by or on behalf of the Warrant Agent and delivered by the Warrant Agent to the Corporation, as applicable, in accordance with a written direction of the Corporation, all in accordance with Section 2.2 and Section 2.7. Subject to adjustment in accordance with the provisions of this Indenture, each of the Warrants issued hereunder shall entitle the holder thereof to receive from the Corporation, at the Exercise Price, the number of Warrant Shares equal to the Exchange Basis in effect on the Exercise Date. No fractional Warrants shall be issued or otherwise provided for hereunder.

2.2	Form of Warrants, Certificated Warrants

The Warrants may be issued in both certificated and uncertificated form. All Warrants issued in certificated form shall be evidenced by a Warrant Certificate (including all replacements issued in accordance with this Indenture), substantially in the form set out in Schedule "A" hereto, which shall be dated as of the Closing Date, shall bear such distinguishing letters and numbers as the Corporation may, with the approval of the Warrant Agent, prescribe, and shall be issuable in any denomination excluding fractions. All Warrants issued to the Depository may be in either a certificated or uncertificated form, such uncertificated form being evidenced by a book position on the register of Warrantholders to be maintained by the Warrant Agent.

2.3	Book Entry Only Warrants

(a)

Registration of beneficial interests in and transfers of Warrants held by the Depository shall be made only through the book entry registration system and no Warrant Certificates shall be issued in respect of such Warrants except where physical certificates evidencing ownership in such securities are required or as set out herein or as may be requested by the Depository, as determined by the Corporation, from time to time. Except as provided herein, owners of beneficial interests in any CDS Global Warrants shall not be entitled to have Warrants registered in their names and shall not receive or be entitled to receive Warrants in definitive form or to have their names appear in the register. Notwithstanding any terms set out herein, Warrants having any legend set forth in Section 2.4(g) herein and held in the name of the Depository may only be held in the form of Uncertificated Warrants with the prior consent of the Warrant Agent and in accordance with the Internal Procedures of the Warrant Agent.

(b)

Notwithstanding any other provision in this Indenture, no CDS Global Warrants may be exchanged for Warrants registered, and no transfer of any CDS Global Warrants may be registered, in the name of any person other than the Depository for such CDS Global Warrants or a nominee thereof unless:

(i)

the Depository notifies the Corporation that it is unwilling or unable to continue to act as depository in connection with the Book Entry Only Warrants and the Corporation is unable to locate a qualified successor;

(ii)

the Corporation determines that the Depository is no longer willing, able or qualified to discharge properly its responsibilities as holder of the CDS Global Warrants and the Corporation is unable to locate a qualified successor;

(iii)	the Depository ceases to be a clearing agency or otherwise ceases to be eligible to be a depository and the Corporation is unable to locate a qualified successor;

(iv)	the Corporation determines that the Warrants shall no longer be held as Book Entry Only Warrants through the Depository;

(v)	such right is required by Applicable Legislation, as determined by the Corporation and the Corporation's counsel;

(vi)	the Warrant is to be Authenticated to or for the account or benefit of a person in the United States or a U.S. Person; or

(vii)	such registration is effected in accordance with the internal procedures of the Depository and the Warrant Agent;

following which, Warrants for those holders requesting the same shall be registered and issued to the beneficial owners of such Warrants or their nominees as directed by the holder. The Corporation shall provide an Officer's Certificate giving notice to the Warrant Agent of the occurrence of any event outlined in this Section.

(c)

Every Warrant that is Authenticated upon registration or transfer of a CDS Global Warrant, or in exchange for or in lieu of a CDS Global Warrant or any portion thereof, shall be Authenticated in the form of, and shall be, a CDS Global Warrant, unless such Warrant is registered in the name of a person other than the Depository for such CDS Global Warrant or a nominee thereof.

(d)

Notwithstanding anything to the contrary in this Indenture, a CDS Global Warrant will be issued as an Uncertificated Warrant, unless otherwise requested in writing by the Depository or the Corporation.

(e)

The rights of beneficial owners of Warrants who hold securities entitlements in respect of the Warrants through the book entry registration system shall be limited to those established by Applicable Legislation and agreements between the Depository and the Book Entry Only Participants and between such Book Entry Only Participants and the beneficial owners of Warrants who hold securities entitlements in respect of the Warrants through the book entry registration system, and such rights must be exercised through a Book Entry Only Participant in accordance with the rules and procedures of the Depository.

(f)	Notwithstanding anything herein to the contrary, neither the Corporation nor the Warrant Agent nor any agent thereof shall have any responsibility or liability for:

(i)

the electronic records maintained by the Depository relating to any ownership interests or any other interests in the Warrants or the depository system maintained by the Depository, or payments made on account of any ownership interest or any other interest of any person in any Warrant represented by an electronic position in the book entry registration system (other than the Depository or its nominee);

	(ii)	maintaining, supervising or reviewing any records of the Depository or any Book Entry Only Participant relating to any such interest; or

(iii)

any advice or representation made or given by the Depository or those contained herein that relate to the rules and regulations of the Depository or any action to be taken by the Depository on its own direction or at the direction of any Book Entry Only Participant.

(g)

The Corporation may terminate the application of this Section in its sole discretion in which case all Warrants shall be evidenced by Warrant Certificates registered in the name of a person other than the Depository.

2.4	Certificated Warrants

(a)

For Warrants issued in certificated form, the form of certificate representing Warrants shall be substantially as set out in Schedule "A" hereto or such other form as is authorized from time to time by the Warrant Agent. Each Warrant Certificate shall be Authenticated manually on behalf of the Warrant Agent. Each Warrant Certificate shall be signed by any one duly authorized signatory of the Corporation, whose signature shall appear on the Warrant Certificate and may be printed, lithographed or otherwise mechanically reproduced thereon and, in such event, certificates so signed are as valid and binding upon the Corporation as if it had been signed manually. Any Warrant Certificate which has two signatures as hereinbefore provided shall be valid notwithstanding that one or more of the persons whose signature is printed, lithographed or mechanically reproduced no longer holds office at the date of issuance of such certificate. The Warrant Certificates may be engraved, printed or lithographed, or partly in one form and partly in another, as the Corporation, with the approval of the Warrant Agent, may determine.

(b)

The Warrant Agent shall Authenticate Uncertificated Warrants (whether upon original issuance, exchange, registration of transfer, partial payment, or otherwise) by completing its Internal Procedures and the Corporation shall, and hereby acknowledges that it shall, thereupon be deemed to have duly and validly issued such Uncertificated Warrants under this Indenture. Such Authentication shall be conclusive evidence that such Uncertificated Warrant has been duly issued hereunder and that the holder or holders are entitled to the benefits of this Indenture. The register shall be final and conclusive evidence as to all matters relating to Uncertificated Warrants with respect to which this Indenture requires the Warrant Agent to maintain records or accounts. In case of differences between the register at any time and any other time the register at the later time shall be controlling, absent manifest error and such Uncertificated Warrants are binding on the Corporation.

(c)

No Warrant shall be considered issued and shall be valid or obligatory or shall entitle the holder thereof to the benefits of this Indenture, until it has been Authenticated by the Warrant Agent. Authentication by the Warrant Agent, including by way of entry on the register, shall not be construed as a representation or warranty by the Warrant Agent as to the validity of this Indenture or of such Warrant Certificates or Uncertificated Warrants (except the due Authentication thereof) or as to the performance by the Corporation of its obligations under this Indenture and the Warrant Agent shall in no respect be liable or answerable for the use made of the Warrants or any of them or of the consideration thereof. Authentication by the Warrant Agent shall be conclusive evidence as against the Corporation that the Warrants so Authenticated have been duly issued hereunder and that the holder thereof is entitled to the benefits of this Indenture.

(d)

No Warrant Certificate shall be considered issued and Authenticated or, if Authenticated, shall be obligatory or shall entitle the holder thereof to the benefits of this Indenture, until it has been Authenticated by manual signature by or on behalf of the Warrant Agent. Such Authentication on any such Warrant Certificate shall be conclusive evidence that such Warrant Certificate is duly Authenticated and is valid and a binding obligation of the Corporation and that the holder is entitled to the benefits of this Indenture.

(e)

No Uncertificated Warrant shall be considered issued and shall be obligatory or shall entitle the holder thereof to the benefits of this Indenture, until it has been Authenticated by entry on the register of the particulars of the Uncertificated Warrant. Such entry on the register of the particulars of an Uncertificated Warrant shall be conclusive evidence that such Uncertificated Warrant is a valid and binding obligation of the Corporation and that the holder is entitled to the benefits of this Indenture.

(f)

The Authentication by the Warrant Agent of any Warrants whether by way of entry on the register or otherwise shall not be construed as a representation or warranty by the Warrant Agent as to the validity of the Indenture or such Warrants (except the due Authentication thereof) or as to the performance by the Corporation of its obligations under this Indenture and the Warrant Agent shall in no respect be liable or answerable for the use made of the Warrants or any of them or the proceeds thereof. Authentication by the Warrant Agent shall be conclusive evidence as against the Corporation that the Warrants so Authenticated have been duly issued hereunder and that the holder thereof is entitled to the benefits of this Indenture.

(g)

Each CDS Global Warrant originally issued in Canada and held by the Depository, and each CDS Global Warrant issued in exchange therefor or in substitution thereof shall bear or be deemed to bear the following legend or such variations thereof as the Corporation may prescribe from time to time:

"UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. ("CDS") TO OSISKO GOLD ROYALTIES LTD (THE "ISSUER") OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS, OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS, HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE."

2.5	Transferability and Ownership of Warrants

(a)

The Corporation hereby appoints the Warrant Agent as registrar of the Warrants and shall cause the Warrant Agent to keep at its Montréal and Toronto offices a register in which the Warrant Agent shall enter the names and addresses of the Warrantholders and other particulars, prescribed by law, of the Warrants held by them, together with a record of transfers in which particulars of all transfers of Warrants will be recorded. The Warrant Agent shall cause the register to be open at all reasonable times for inspection by the Corporation, the Underwriters and any Warrantholder.

(b)

The Warrant Certificates may only be transferred by the Warrantholder (or its legal representatives or its attorney duly appointed), in accordance with Applicable Legislation and upon compliance with the conditions herein, on the register kept at the office of the Warrant Agent pursuant to Section 2.5(a) by delivering to the Warrant Agent's Montréal office a duly executed Form of Transfer attached as Appendix "2" to the Warrant Certificate and complying with such other reasonable requirements as the Corporation and the Warrant Agent may prescribe and such transfer shall be duly noted on the register by the Warrant Agent. In the case of Uncertificated Warrants the Warrants may only be transferred, in accordance with the procedures of the Depository under its book entry registration system.

(c)

Notwithstanding anything contained in this Indenture or in the Warrant Certificate, the Warrant Agent, relying solely on the Form of Transfer or such other reasonable requirements as the Corporation and Warrant Agent may prescribe pursuant to Section 2.5(b) or this Section shall not register any transfer of a Warrant unless the transfer is made in compliance with this Section.

(d)

Warrants, or any of the underlying Warrant Shares, may only be offered, sold, pledged or otherwise transferred (i) to the Corporation, or (ii) outside the United States in compliance with Rule 904 of Regulation S under the U.S. Securities Act and in compliance with applicable state and foreign laws.

(e)

If a Warrant Certificate is tendered for transfer, the Warrant Agent shall not register such transfer if the Corporation has provided written instructions to the Warrant Agent prior to such exercise to the effect that the Corporation believes such exercise would not comply with the U.S. Securities Act or applicable U.S. state securities laws.

(f)

The Corporation shall direct the Warrant Agent as to matters related to the applicable hold periods and applicable securities legislation. The Warrant Agent shall have no obligation to ensure or verify compliance with any Applicable Legislation or regulatory requirements on the issue, exercise or transfer of any Warrants or any Warrant Shares or other securities issuable upon the exercise of any Warrants. The Warrant Agent shall be entitled to process all proffered transfers and exercises of Warrants upon the presumption that such transfers or exercises are permissible pursuant to all Applicable Legislation and regulatory requirements and the terms of this Indenture. The Warrant Agent may assume for the purposes of this Indenture that the address on the register of Warrantholders of any Warrantholder is the Warrantholder's actual address and is also determinative of the Warrantholder's residency and that the address of any transferee to whom any Warrants or any Warrant Shares are to be registered, as shown on the transfer document, is the transferee's actual address and is also determinative of the transferee's residency.

(g)

Upon any transfer of Warrants in accordance with the provisions of this Indenture, the Corporation shall covenant and agree with the Warrant Agent, on behalf of the transferee holder and with the transferee holder, that the transferee holder is a permitted assignee of the transferring holder.

(h)	A person who furnishes evidence that he is, to the reasonable satisfaction of the Warrant Agent:

	(i)	the executor, administrator, heir or legal representative of the heirs of the estate of a deceased Warrantholder;

	(ii)	a guardian, committee, trustee, curator or tutor representing a Warrantholder who is an infant, an incompetent person or a missing person; or

	(iii)	a liquidator or a trustee in bankruptcy for a Warrantholder,

may, as hereinafter stated, by surrendering such evidence together with the Warrant Certificate in question to the Warrant Agent (by delivery or mail as set forth in Section 9.1 hereof), and subject to such reasonable requirements as the Warrant Agent may prescribe and all applicable securities legislation and requirements of regulatory authorities, become noted upon the register of Warrantholders. After receiving the surrendered Warrant Certificate and upon the person surrendering the Warrant Certificate meeting the requirements as hereinbefore set forth, the Warrant Agent shall forthwith give written notice thereof together with confirmation as to the identity of the person entitled to become the holder to the Corporation. Forthwith after receiving written notice from the Warrant Agent as aforesaid, the Corporation shall cause a new Warrant Certificate to be issued and sent to the new holder and the Warrant Agent shall alter the register of holders accordingly.

(i)

The Corporation and the Warrant Agent shall deem and treat the registered holder of any Warrant as the absolute legal and beneficial owner thereof for all purposes, free from all equities or rights of set off or counterclaim between the Corporation and any previous holder of such Warrant, save in respect of equities of which the Corporation is required to take notice by statute or by order of a court of competent jurisdiction, and neither the Corporation nor the Warrant Agent is affected by any notice to the contrary.

(j)

Subject to the provisions of this Indenture and Applicable Legislation, each Warrantholder is entitled to the rights and privileges attaching to the Warrants, and the issue of the Warrant Shares by the Corporation on exercise of Warrants by any Warrantholder in accordance with the terms and conditions herein contained discharges all responsibilities of the Corporation and the Warrant Agent with respect to such Warrants and neither the Corporation nor the Warrant Agent is bound to inquire into the title of any such registered holder.

(k)

A reasonable charge will be levied on a presenter of a Warrant Certificate pursuant to this Indenture for the transfer of any Warrant. Either the Warrantholder or the Corporation will assume this charge.

(l)

Notwithstanding any other provision of this Section 2.5, in connection with any transfer of Warrants, the transferor and transferee shall comply with all reasonable requirements of the Warrant Agent as the Warrant Agent may deem necessary to secure the obligations of the transferee of such Warrants with respect to such transfer.

2.6	Warrantholders Not Shareholders

A Warrantholder is not deemed or regarded as a shareholder of the Corporation nor is such Warrantholder entitled to any right or interest except as is expressly provided in this Indenture and on the Warrant Certificates.

2.7	Signing of Warrant Certificates

Any one director or officer of the Corporation shall sign a Warrant Certificate either manually or by facsimile signature. A facsimile signature upon any Warrant Certificate is, for all purposes hereof, deemed to be the signature of the person whose signature it purports to be and to have been signed at the time such facsimile signature is reproduced. If a person whose signature, either manually or in facsimile, appears on a Warrant Certificate is not a director or officer of the Corporation at the date of this Indenture or at the date of the countersigning and delivery of such Warrant Certificate, such fact does not affect in any way the validity of the Warrants or the entitlement of the Warrantholder to the benefits of this Indenture or of the Warrant Certificate.

2.8	Countersigning

The Warrant Agent shall countersign Warrant Certificates and Authenticate Uncertificated Warrants upon the written direction of the Corporation. No Warrant Certificate shall be issued, or if issued, is valid or exercisable or entitles the holder thereof to the benefits of this Indenture until the Warrant Certificate has been manually countersigned by the Warrant Agent or the Uncertificated Warrant has been Authenticated by the Warrant Agent, as the case may be. The countersignature or Authentication by or on behalf of the Warrant Agent will be conclusive evidence as against the Corporation that the Warrant Certificate so countersigned or Uncertificated Warrant so Authenticated has been duly issued hereunder and that the holder is entitled to the benefit hereof. The countersignature by or on behalf of the Warrant Agent on any Warrant Certificate or the Authentication of any Uncertificated Warrant by or on behalf of the Warrant Agent is not to be construed as a representation or warranty by the Warrant Agent as to the validity of this Indenture or of the Warrants or as to the performance by the Corporation of its obligations under this Indenture and the Warrant Agent is in no way liable or answerable for the use made of the Warrants or the proceeds from the issuance thereof, except as specified by this Indenture. The countersignature or Authentication, as the case may be, by or on behalf of the Warrant Agent is only a representation and warranty of the Warrant Agent that the Warrant Certificate has been duly countersigned by or on behalf of the Warrant Agent or the Uncertificated Warrant has been duly Authenticated by or on behalf of the Warrant Agent pursuant to the provisions of this Indenture.

2.9	Loss, Mutilation, Destruction or Theft of Warrants

In case any of the Warrant Certificates issued and countersigned hereunder is mutilated or lost, destroyed or stolen, the Corporation, in its discretion, may issue and thereupon the Warrant Agent will countersign and deliver a new Warrant Certificate of like date and tenor in exchange for and in place of the one mutilated, lost, destroyed or stolen and upon surrender and cancellation of such mutilated Warrant Certificate or in lieu of and in substitution for such lost, destroyed or stolen Warrant Certificate and the substituted Warrant Certificate entitles the holder thereof to the benefits hereof and ranks equally in accordance with its terms with all other Warrants issued hereunder.

The Warrantholder applying for the issue of a new Warrant Certificate pursuant to this Section shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Corporation and the Warrant Agent such evidence of ownership and of the loss, destruction or theft of the Warrant Certificate so lost, destroyed or stolen as is satisfactory to the Corporation in their discretion. The Corporation and the Warrant Agent may also, as a condition precedent to issuing a new Warrant Certificate, require such applicant to furnish an indemnity and surety bond in amount and form satisfactory to the Corporation and Warrant Agent in their discretion, and the applicant shall pay the reasonable charges of the Corporation and the Warrant Agent in connection therewith.

2.10	Exchange of Warrants

A Warrantholder may at any time prior to the Expiry Time, by written instruction delivered to the Warrant Agent at the office of the Warrant Agent set forth in Section 1.1, exchange its Warrant Certificates for Warrant Certificates evidencing Warrants in other denominations entitling the Warrantholder to acquire in the aggregate the same number of Warrant Shares to which it was entitled to acquire under the Warrant Certificates so surrendered, in which case the Warrant Agent may make a charge sufficient to reimburse it for any government fees or charges required to be paid and such reasonable fees as the Warrant Agent may determine for every Warrant Certificate issued upon exchange. The Warrantholder surrendering such Warrant Certificate shall bear such fee and charge. Payment of the charges is a condition precedent to the exchange of the Warrant Certificate. The Corporation shall sign and the Warrant Agent shall countersign all Warrant Certificates necessary to carry out exchanges as aforesaid.

2.11	Ranking

All Warrants will have the same attributes and rank pari passu regardless of the date of actual issue.

2.12	Purchase of Warrants for Cancellation

Subject to Applicable Legislation, the Corporation may, at any time or from time to time, purchase all or any of the Warrants in the market, by private contract or otherwise, on such terms as the Corporation may determine. Any such purchase shall be made at the lowest price or prices at which, in the opinion of the directors, such Warrants are then obtainable plus reasonable costs of purchase. The Warrant Certificates representing the Warrants purchased hereunder by the Corporation shall, immediately following purchase, be delivered to and cancelled by the Warrant Agent and no Warrants shall be issued in substitution therefor.

ARTICLE 3
COVENANTS OF THE CORPORATION

So long as any Warrants remain outstanding, the Corporation represents, warrants, covenants and agrees with the Warrant Agent for the benefit of the Warrant Agent and Warrantholders as follows:

3.1	To Issue Warrants and Reserve Common Shares

That it is duly authorized to create and issue the Warrants and that the Warrants, when issued and countersigned by the Warrant Agent, will be valid and enforceable against the Corporation in accordance with their terms and the terms of this Indenture and that, subject to the provisions of this Indenture, the Corporation shall for so long as any Warrants remain outstanding: (i) cause the Warrant Shares acquired pursuant to the exercise of Warrants and the certificates representing such securities, to be duly issued and delivered in accordance with the terms of the Warrants and this Indenture without payment of additional consideration or further action by the Warrantholders; (ii) reserve and allot out of its authorized capital a number of Common Shares sufficient to enable the Corporation to meet its obligations to issue the Warrant Shares in respect of the exercise of all Warrants outstanding from time to time; (iii) ensure that all Warrant Shares issued pursuant to the exercise of the Warrants shall be issued as fully paid and non-assessable and free and clear of all encumbrances arising through or under the Corporation; and (iv) ensure that all Warrants issued shall be duly and validly created, authorized and issued in accordance with the terms hereby.

3.2	To Execute Further Assurances

That it shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered, all other acts, deeds and assurances in law as may reasonably be required for the better accomplishing and effecting of the intentions and provisions of this Indenture.

3.3	To Carry On Business

That subject to the express provisions hereof, the Corporation or any Subsidiary of the Corporation may cease to operate or may dispose of any business, premises, property, assets or operation if in the opinion of the directors or officers of the Corporation or any Subsidiary of the Corporation, as the case may be, it would be advisable and in the best interests of the Corporation or any Subsidiary of the Corporation, as the case may be, to do so, and subject to the express provisions hereof, it shall do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence, provided, however, that (subject to Article 4 hereof) nothing herein contained shall prevent any winding up or liquidation of the Corporation or any Subsidiary of the Corporation or the abandonment of any rights and franchises of the Corporation or any Subsidiary of the Corporation or any corporate reorganization, amalgamation, consolidation, merger, sale, or take-over bid or other business combination from being completed by the Corporation in accordance with applicable corporate and securities laws (and none of which are presently contemplated by the Corporation at the date hereof) if, in the opinion of the directors or officers of the Corporation or any Subsidiary of the Corporation, as the case may be, it is advisable and in the best interest of the Corporation or of such Subsidiary of the Corporation to do so.

3.4	Reporting Issuer

That the Corporation is presently a reporting issuer in each of the provinces of Canada, and will use its best efforts to maintain its status in such jurisdictions and make all requisite filings under applicable Canadian securities legislation and stock exchange rules to report the exercise of the right to acquire Warrant Shares pursuant to the exercise of the Warrants.

3.5	No Breach of Constating Documents

That the issue and sale of the Warrants and the issue of any Warrant Shares do not or will not conflict with any of the terms, conditions or provisions of the constating documents of the Corporation or the articles or resolutions of the Corporation or any trust indenture, loan agreement or any other agreement or instrument to which the Corporation or any Subsidiary of the Corporation is contractually bound as of the date of this Indenture.

3.6	Securities Qualification Requirements

That, if any instrument is required to be filed with or any permission, order or ruling is required to be obtained from the Securities Regulators or any other step is required under any federal or provincial law of the Designated Provinces before any securities or property which a Warrantholder is entitled to receive pursuant to the exercise of a Warrant may properly and legally be delivered upon the due exercise of a Warrant, the Corporation covenants that it shall use its best efforts to make such filing, obtain such permission, order or ruling and take all such action, at its expense, as is required or appropriate in the circumstances.

3.7	Maintain Listing

That the Corporation will use its best efforts to maintain the listing of the Common Shares which are outstanding on the Toronto Stock Exchange, TSX Venture Exchange or such other stock exchange on which the Common Shares are listed and posted for trading and ensure that the Warrant Shares will be accepted for trading on such exchange simultaneously with or as soon as practicable following their issue.

3.8	Satisfy Covenants

That the Corporation will comply with all covenants and satisfy all terms and conditions on its part to be performed and satisfied under this Indenture and advise the Warrant Agent promptly in writing of any default under the terms of this Indenture.

3.9	Performance of Covenants by Warrant Agent

If the Corporation shall fail to perform any of its covenants contained in this Indenture and the Corporation has not rectified such failure within ten (10) Business Days after receiving notice of such failure by the Warrant Agent, the Warrant Agent may notify the Warrantholders of such failure on the part of the Corporation or may itself perform any of the covenants capable of being performed by it, but shall be under no obligation to perform said covenants or to notify the Warrantholders of such performance by it. No such performance, expenditure or advance by the Warrant Agent shall relieve the Corporation of any default hereunder or of its continuing obligations under the covenants herein contained.

3.10	Warrant Agent's Remuneration and Expenses

The Corporation will pay the Warrant Agent from time to time such reasonable remuneration for its services hereunder as may be agreed upon between the Corporation and the Warrant Agent and will pay or reimburse the Warrant Agent upon its request for all reasonable expenses and disbursements and advances properly incurred or made by the Warrant Agent in the administration or execution of the trusts hereby created (including the reasonable compensation and disbursements of its Counsel and all other advisers and assistants not regularly in its employ), both before any default hereunder and thereafter until all duties of the Warrant Agent hereunder shall be finally and fully performed, except any such expense, disbursement advance as may arise from the gross negligence, wilful misconduct or fraud of the Warrant Agent.

3.11	Trust for Warrantholder's Benefit

The covenants of the Corporation to the Warrant Agent in this Indenture shall be held in trust by the Warrant Agent for the benefit of the Warrantholders.

3.12	Notice to Warrantholders of Certain Events

The Corporation covenants with the Warrant Agent for the benefit of the Warrant Agent and the Warrantholders that, so long as any of the Warrants are outstanding, it will not:

(a)

other than as Dividends Paid in the Ordinary Course, pay any dividend payable in shares of any class to the holders of its Common Shares or make any other distribution to the holders of its Common Shares;

(b)	offer to the holders of its Common Shares rights to subscribe for or to purchase any Common Shares or shares of any class or any other securities, rights, warrants or options;

(c)	make any repayment of capital on, or distribution of evidences of indebtedness on, any of its assets (excluding cash dividends) to the holders of Common Shares;

(d)	amalgamate, consolidate or merge with any other person or sell or lease the whole or substantially the whole of its assets or undertaking;

(e)	effect any subdivision, consolidation or reclassification of its Common Shares; or

(f)	liquidate, dissolve or wind-up,

unless, in each such case, the Corporation will have given notice, in the manner specified in Section 9.2, to each Warrantholder, of the action proposed to be taken and the date on which (a) the books of the Corporation will close or a record will be taken for such dividend, repayment, distribution, subscription rights or other rights, warrants or securities, or (b) such subdivision, consolidation, reclassification, amalgamation, merger, sale or lease, dissolution, liquidation or winding-up will take place, as the case may be, provided that the Corporation will only be required to specify in the notice those particulars of the action as will have been fixed and determined at the date on which the notice is given. The notice will also specify the date as of which the holders of Common Shares of record will participate in the dividend, repayment, distribution, subscription of rights or other rights, warrants or securities, or will be entitled to exchange their Common Shares for securities or other property deliverable upon such reclassification, amalgamation, merger, sale or lease, other disposition, dissolution, liquidation or winding-up, as the case may be. The notice will be given, with respect to the actions described in Sections (a), (b), (c), (d), (e) and (f) above not less than two (2) Business Days prior to the record date or the date on which the Corporation's transfer books are to be closed with respect thereto.

3.13	Closure of Share Transfer Books

The Corporation further covenants and agrees that it will not during the period of any notice given under Section 9.1 close its share transfer books or take any other corporate action which might deprive the Warrantholders of the opportunity of exercising their Warrants; provided that nothing contained in this Section 3.13 will be deemed to affect the right of the Corporation to do or take part in any of the things referred to in Section 3.12 or to pay cash dividends on the shares of any class or classes in its capital from time to time outstanding.

ARTICLE 4
ADJUSTMENT OF NUMBER OF WARRANT SHARES

4.1	Adjustment of Number of Warrant Shares

The rights to acquire Warrant Shares in effect at any date attaching to the Warrants are subject to adjustment from time to time as follows:

(a)	if and whenever at any time from the date hereof and prior to the Expiry Time, the Corporation:

	(i)	subdivides, re-divides or changes its outstanding Common Shares into a greater number of shares;

	(ii)	consolidates, reduces or combines its outstanding Common Shares into a smaller number of shares; or

(iii)

issues Common Shares or securities exchangeable for or convertible to Common Shares ("Convertible Securities") to the holders of all or substantially all of the outstanding Common Shares by way of a stock dividend (other than the issue of Common Shares or Convertible Securities to such holders as Dividends Paid in the Ordinary Course);

(any of the above being a "Common Share Reorganization"), the number of Warrant Shares issuable upon the exercise of each Warrant is adjusted immediately after the effective date of the Common Share Reorganization or on the record date for the issue of Common Shares or Convertible Securities by way of stock dividend, by multiplying the number of Warrant Shares previously obtainable on the exercise of a Warrant by the fraction of which:

(A)

the numerator is the total number of Common Shares outstanding immediately after the effective or record date of the Common Share Reorganization, or, in the case of the issuance of exchangeable or Convertible Securities, the total number of Common Shares outstanding immediately after the effective or record date of the Common Share Reorganization plus the total number of Common Shares issuable upon conversion or exchange of such Convertible Securities; and

		(B)	the denominator is the total number of Common Shares outstanding immediately prior to the applicable effective or record date of such Common Share Reorganization;

and the Corporation and Warrant Agent, upon receipt of notice pursuant to Section 4.3, shall make such adjustment successively whenever any event referred to in this Section 4.1(a) occurs and any such issue of Common Shares or Convertible Securities by way of a stock dividend is deemed to have occurred on the record date for the stock dividend for the purpose of calculating the number of outstanding Common Shares under this Section 4.1(a) . To the extent that any Convertible Securities are not converted into or exchanged for Common Shares, prior to the expiration thereof, the number of Warrant Shares obtainable under each Warrant shall be readjusted to the number of Warrant Shares that is then obtainable based upon the number of Common Shares actually issued on conversion or exchange of such Convertible Securities;

(b)

if and whenever at any time from the date hereof and prior to the Expiry Time the Corporation shall fix a record date for the issue of rights, options or warrants to all or substantially all of the holders of Common Shares under which such holders are entitled, during a period expiring not more than forty-five (45) calendar days after the record date for such issue ("Rights Period"), to subscribe for or acquire Common Shares at a price per share to the holder of less than 95% of the Current Market Price for the Common Shares on such record date (any such issuance being herein called "Rights Offering"), then the number of Warrant Shares obtainable upon the exercise of each Warrant shall be adjusted effective immediately after the end of the Rights Period to a number determined by multiplying the number of Warrant Shares obtainable upon the exercise thereof immediately prior to the end of the Rights Period by a fraction:

(i)

the numerator of which shall be the number of Common Shares outstanding after giving effect to the Rights Offering and including the number of Common Shares actually issued or subscribed for during the Rights Period upon exercise of the rights, warrants or options under the Rights Offering; and

	(ii)	the denominator of which shall be the aggregate of:

		(A)	the number of Common Shares outstanding as of the record date for the Rights Offering, and

(B)

a number determined by dividing (1) the product of the number of Common Shares issued or subscribed during the Rights Period upon the exercise of the rights, warrants, or options under the Rights Offering and the price at which such Common Shares are offered by (2) the Current Market Price of the Common Shares as of the record date for the Rights Offering;

(c)	if and whenever at any time from the date hereof and prior to the Expiry Time the Corporation shall issue or distribute to all or to substantially all of the holders of the Common Shares:

(i)

securities of the Corporation including rights, options or warrants to acquire shares of any class or securities exchangeable for or convertible into or exchangeable into any such shares or property or assets and including evidence of its indebtedness; or

	(ii)	any property (including cash) or other assets,

and if such issuance or distribution does not constitute Dividends Paid in the Ordinary Course, a Common Share Reorganization or a Rights Offering (any of such non-excluded events being herein called a "Special Distribution"), the number of Warrant Shares obtainable upon the exercise of each Warrant shall be adjusted effective immediately after the record date at which the holders of affected Common Shares are determined for purposes of the Special Distribution to a number determined by multiplying the number of Warrant Shares obtainable upon the exercise thereof in effect on such record date by a fraction:

	(iii)	the numerator of which shall be the number of Common Shares outstanding on such record date multiplied by the Current Market Price of the Common Shares on such record date; and

	(iv)	the denominator of which shall be:

		(A)	the product of the number of Common Shares outstanding on such record date and the Current Market Price of the Common Shares on such record date, less

(B)

the fair market value on such record date, as determined by action by the directors (whose determination shall be conclusive), to the holders of the Common Shares of such securities or property or other assets so issued or distributed in the Special Distribution;

(d)

if and whenever at any time from the date hereof and prior to the Expiry Time, there is a reclassification of the Common Shares or a change in the Common Shares into other shares or securities, or a capital reorganization of the Corporation other than as described in Section 4.1(a) or the triggering of a shareholders' rights plan or a consolidation, amalgamation, arrangement or merger of the Corporation with or into any other body corporate, trust, partnership or other entity, or a transfer, sale or conveyance of the property and assets of the Corporation as an entirety or substantially as an entirety to any other body corporate, trust, partnership or other entity, any of such events being referred to as a "Capital Reorganization", every Warrantholder who has not exercised its right of acquisition, as at the effective date of such Capital Reorganization is entitled to receive upon exercise in accordance with the terms and conditions hereof and shall accept, in lieu of the number of Warrant Shares obtainable under the Warrants to which it was previously entitled, the kind and number of Warrant Shares or other securities or property of the Corporation that the Warrantholder would have been entitled to receive on such Capital Reorganization if, on the record date or the effective date thereof, as the case may be, the Warrantholder had been the registered holder of the number of Warrant Shares obtainable upon the exercise of Warrants then held, subject to adjustment thereafter in accordance with provisions of the same, as nearly as may be possible, as those contained in this Section 4.1. The Corporation shall not carry into effect any action requiring an adjustment pursuant to this Section 4.1(d) unless all necessary steps have been taken so that the Warrantholders are thereafter entitled to receive such kind and number of Warrant Shares, other securities or property. The Corporation will not enter into a Capital Reorganization unless its successor, or the purchasing body corporate, partnership, trust or other entity, as the case may be, prior to or contemporaneously with any such Capital Reorganization, enters into an indenture which provides, to the extent possible, for the application of the provisions set forth in this Indenture with respect to the rights and interests thereafter of the Warrantholders to the end that the provisions set forth in this Indenture are correspondingly made applicable, as nearly as may reasonably be, with respect to any shares, other securities or property to which a Warrantholder is entitled on the exercise of his acquisition rights thereafter. An indenture entered into by the Corporation pursuant to the provisions of this Section 4.1(d) is deemed a supplemental indenture entered into pursuant to the provisions of Article 7. An indenture entered into between the Corporation, any successor to the Corporation or any purchasing body corporate, partnership, trust or other entity and the Warrant Agent must provide for adjustments which are as nearly equivalent as may be practicable to the adjustments provided in this Section 4.1 and which apply to successive Capital Reorganizations;

(e)

where this Section 4.1 requires that an adjustment becomes effective immediately after a record date or effective date, as the case may be, for an event referred to herein, the Corporation may defer, until the occurrence of that event, issuing to the Warrantholder exercising his acquisition rights after the record date or effective date, as the case may be and before the occurrence of that event the adjusted number of Warrant Shares, other securities or property issuable upon the exercise of the Warrants by reason of the adjustment required by that event. If the Corporation relies on this Section 4.1(e) to defer issuing an adjusted number of Warrant Shares, other securities or property to a Warrantholder, the Warrantholder has the right to receive any distributions made on the adjusted number of Warrant Shares, other securities or property declared in favour of holders of record on and after the date of exercise or such later date as the Warrantholder would but for the provisions of this Section 4.1(e), have become the holder of record of the adjusted number of Warrant Shares, other securities or property;

(f)

the adjustments provided for in this Section 4.1 are cumulative. After any adjustment pursuant to this Section 4.1, the term "Warrant Shares" where used in this Indenture is interpreted to mean securities of any class or classes which, as a result of such adjustment and all prior adjustments pursuant to this Section, the Warrantholder is entitled to receive upon the exercise of his Warrant, and the number of Warrant Shares obtainable in any exercise made pursuant to a Warrant is interpreted to mean the number of Warrant Shares or other property or securities a Warrantholder is entitled to receive, as a result of such adjustment and all prior adjustments pursuant to this Section 4.1, upon the full exercise of a Warrant;

(g)

notwithstanding anything in this Article 4, no adjustment shall be made in the acquisition rights attached to the Warrants if the issue of Common Shares is being made pursuant to any stock option or stock purchase plan in force from time to time for directors, officers, employees or consultants of the Corporation;

(h)

in the event of a question arising with respect to the adjustments provided for in this Section 4.1, that question shall be conclusively determined by the Corporation's Auditor or if they are unwilling or unable to act, such independent naturally recognized chartered accountants as may be selected by the directors of the Corporation, acting reasonably, who shall have access to all necessary records of the Corporation, and a determination by the Corporation's Auditor is binding upon the Corporation, the Warrant Agent, all Warrantholders and all other persons interested therein; and

(i)

no adjustment in the number of Warrant Shares obtainable upon exercise of Warrants shall be made in respect of any event described in this Section 4.1, other than the events referred in clauses (i) and (ii) of Section (b) thereof, if the Warrantholders are entitled to participate in such event on the same terms, mutatis mutandis, as if the Warrantholders had exercised their Warrants prior to or on the effective date or record date of such event.

4.2	Proceedings Prior to any Action Requiring Adjustment

As a condition precedent to the taking of any action which requires an adjustment in any of the acquisition rights pursuant to the Warrants, including the number of Warrant Shares obtainable upon the exercise thereof, the Corporation shall take any corporate action which may in its opinion be necessary in order that the Corporation or any successor to the Corporation has reserved, allotted and set aside for issuance Common Shares in its authorized capital and may validly and legally issue as fully paid and non-assessable all the Warrant Shares and may validly and legally deliver all other securities or property which the Warrantholders are entitled to receive on the full exercise of the Warrants in accordance with the provisions hereof.

4.3	Certificate of Adjustment

The Corporation shall from time to time immediately, but in any event within three (3) Business Days after the occurrence of any event which requires an adjustment as provided in Section 4.1, deliver a written notice to the Warrantholders and the Warrant Agent specifying the nature of the event requiring the adjustment, the amount of the adjustment necessitated thereby, and setting forth in reasonable detail the method of calculation and the facts upon which the calculation is based.

4.4	No Action After Notice

The Corporation covenants with the Warrant Agent that it will not close its transfer books or take any other corporate action which might deprive the holder of a Warrant of the opportunity of exercising the Warrants during the period of fourteen (14) calendar days after giving of the notice set forth in Section 4.3 hereof and 4.6 hereof.

4.5	Protection of Warrant Agent

The Warrant Agent:

(a)	is entitled to act and rely on any adjustment calculation of the Corporation or the Corporation's Auditor;

(b)

is not at any time under any duty or responsibility to a Warrantholder to determine whether any facts exist which require any adjustment contemplated by Section 4.1, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same;

(c)

is not accountable with respect to the validity or value (or the kind or amount) of any shares or other securities or property which may at any time be issued or delivered upon the exercise of the rights attaching to any Warrant;

(d)

is not responsible for any failure of the Corporation to make any cash payment or to issue, transfer or deliver certificates for the Warrant Shares upon the surrender of any Warrants for the purpose of the exercise of such rights or to comply with any of the covenants contained in this Article 4; and

(e)

shall not incur any liability or responsibility whatsoever or be in any way responsible for the consequence of any breach on the part of the Corporation of any of the representations, warranties or covenants herein contained or of any acts of the agents or servants of the Corporation.

4.6	Notice of Special Matters

The Corporation covenants with the Warrant Agent that so long as any Warrants remain outstanding it will give seven (7) calendar days' prior written notice in the manner provided for in Article 9 to the Warrant Agent, each Warrantholder and to the Underwriters of any event which requires an adjustment to the subscription rights attaching to any of the Warrants pursuant to this Article 4. The Corporation covenants and agrees that such notice shall contain the particulars of such event in reasonable detail and, if determinable, the required adjustment in the manner provided for in Article 9. The Corporation further covenants and agrees that it shall promptly, as soon as the adjustment calculations are reasonably determinable, file a certificate of the Corporation with the Warrant Agent, on which the Warrant Agent may act and rely, showing how such adjustment shall be computed.

ARTICLE 5
EXERCISE AND CANCELLATION OF WARRANTS

5.1	Exercise of Warrants

(a)

Warrantholders who wish to exercise the Warrants, in the case of Warrant Certificates, held by them in order to acquire Warrant Shares must duly complete and execute exercise form(s) in the form attached as Appendix "1" to the Warrant Certificate(s) (the "Exercise Form"), in accordance with the instructions attached as Appendix "3" to the Warrant Certificate, which form may be amended by the Corporation with the consent of the Warrant Agent, if such amendment does not, in the reasonable opinion of the Corporation and the Warrant Agent, which may be based on the advice of counsel, materially and adversely affect the rights, entitlements and interests of the Warrantholders, and deliver such certificate(s), the executed Exercise Form and a certified cheque, bank draft or money order or wire transfer or similar transfer of funds payable to or to the order of the Corporation for the aggregate Purchase Price to the Warrant Agent. The Warrants represented by a Warrant Certificate shall be deemed to be surrendered upon personal delivery of such certificate, Exercise Form and aggregate Purchase Price or, if such documents are sent by mail or other means of transmission, upon actual receipt thereof by the Warrant Agent at the office referred to above.

(b)

Exercise is subject to compliance with and may be restricted by the securities laws of the Designated Provinces and the United States and applicable states thereof and is further subject to the Warrantholders providing such assurances and executing such documents as may, in the reasonable opinion of the Corporation or the Warrant Agent, be required to ensure compliance with applicable securities legislation. If, at the time of the voluntary exercise of the Warrants pursuant to this Section 5.1, there remain restrictions on resale under applicable securities legislation on the Warrant Shares so acquired, the Corporation, may, if required on the advice of counsel, endorse the certificates representing the Warrant Shares with respect to those restrictions.

(c)

A beneficial holder of Uncertificated Warrants evidenced by a security entitlement in respect of Warrants in the book entry registration system who desires to exercise his or her Warrants must do so by causing a Book Entry Only Participant to deliver to the Depository on behalf of the entitlement holder, notice of the owner's intention to exercise Warrants in a manner acceptable to the Depository. Forthwith upon receipt by the Depository of such notice, as well as payment for the aggregate Purchase Price, the Depository shall deliver to the Warrant Agent a confirmation of its intention to exercise Warrants (as applicable, a "Confirmation") in a manner acceptable to the Warrant Agent, including by electronic means through the book entry registration system, including CDSX. A beneficial owner of Warrants issued in uncertificated form who desires to exercise his or her Warrants must do so by causing a Book Entry Only Participant to deliver to the Depository on behalf of the entitlement holder, notice of the owner's intention to exercise Warrants in a manner acceptable to the Depository. An electronic exercise of the Warrants initiated by the Book Entry Only Participant through a book entry registration system, including CDSX, shall constitute a representation to both the Corporation and the Warrant Agent that the beneficial owner at the time of exercise of such Warrants (a) is not in the United States; (b) is not a U.S. Person and is not exercising such Warrants on behalf of a U.S. Person or a person in the United States; and (c) did not execute or deliver the notice of the owner's intention to exercise such Warrants in the United States. If the Book Entry Only Participant is not able to make or deliver the foregoing representation by initiating the electronic exercise of the Warrants, then such Warrants shall be withdrawn from the book entry registration system, including CDSX, by the Book Entry Only Participant and an individually registered Warrant Certificate shall be issued by the Warrant Agent to such beneficial owner or Book Entry Only Participant and the exercise procedures set forth in Section 5.2(b) shall be followed. For greater certainty, Warrants held by QIB Purchasers shall be withdrawn from the book entry registration system, including CDSX, prior to their exercise by such QIB Purchasers.

(d)

Payment representing the aggregate Purchase Price must be provided to the appropriate office of the Book Entry Only Participant in a manner acceptable to it. A notice in form acceptable to the Book Entry Only Participant and payment from such beneficial holder should be provided to the Book Entry Only Participant sufficiently in advance so as to permit the Book Entry Only Participant to deliver notice and payment to the Depository and for the Depository in turn to deliver written notice and payment to the Warrant Agent prior to Expiry Time. The Depository will initiate the exercise by way of the Confirmation and forward the aggregate Purchase Price electronically to the Warrant Agent and the Warrant Agent will execute the exercise by issuing to the Depository through the book entry registration system the Warrant Shares to which the exercising Warrantholder is entitled pursuant to the exercise. Any expense associated with the exercise process will be for the account of the entitlement holder exercising the Warrants and/or the Book Entry Only Participant exercising the Warrants on its behalf.

(e)

By causing a Book Entry Only Participant to deliver notice to the Depository, a Warrantholder shall be deemed to have irrevocably surrendered his or her Warrants so exercised and appointed such Book Entry Only Participant to act as his or her exclusive settlement agent with respect to the exercise and the receipt of Warrant Shares in connection with the obligations arising from such exercise.

(f)

Any notice which the Depository determines to be incomplete, not in proper form or not duly executed shall for all purposes be void and of no effect and the exercise to which it relates shall be considered for all purposes not to have been exercised thereby. A failure by a Book Entry Only Participant to exercise or to give effect to the settlement thereof in accordance with the Warrantholder's instructions will not give rise to any obligations or liability on the part of the Corporation or Warrant Agent to the Book Entry Only Participant or the Warrantholder.

(g)

Any exercise form or Exercise Form referred to in this Section 5.1 shall be signed by the registered Warrantholder, or its executors or administrators or other legal representatives or an attorney of the Warrantholder, duly appointed by an instrument in writing satisfactory to the Warrant Agent but such exercise form need not be executed by the Depository.

(h)

Any exercise referred to in this Section 5.1 shall require that the entire Purchase Price for Warrant Shares subscribed must be paid at the time of subscription and such Purchase Price and original Exercise Form executed by the registered Warrantholder or the Confirmation from the Depository must be received by the Warrant Agent prior to the Expiry Time.

(i)	Warrants may only be exercised pursuant to this Section 5.1 by or on behalf of a registered Warrantholder, as applicable, who makes the certifications set forth on the Exercise Form.

(j)	If the form of Exercise Form set forth in the Warrant Certificate shall have been amended, the Corporation shall cause the amended Exercise Form to be forwarded to all Warrantholders.

(k)

Exercise Forms and Confirmations must be delivered to the Warrant Agent at any time during the Warrant Agent's actual business hours on any Business Day prior to the Expiry Time. Any Exercise Form or Confirmation received by the Warrant Agent after business hours on any Business Day other than the Expiry Date will be deemed to have been received by the Warrant Agent on the next following Business Day.

(l)

Any Warrant with respect to which a Confirmation is not received by the Warrant Agent before the Expiry Time shall be deemed to have expired and become void and all rights with respect to such Warrants shall terminate and be cancelled.

(m)

Within three (3) Business Days after the date of due exercise of a Warrant, the Warrant Agent shall cause to be delivered or mailed to the person or persons in whose name or names the Warrant is registered or to such address as the Corporation or Warrantholder may specify in writing to the Warrant Agent prior to the exercise of a Warrant or, if so specified in writing by the holder, cause to be delivered to such person or persons a certificate or certificates for the appropriate number of Warrant Shares subscribed for, or any other appropriate evidence of the issuance of Warrant Shares to such person or persons in respect of Warrant Shares issued under the book entry registration system.

5.2	Prohibition on Exercise by Persons in the United States and U.S. Persons

(a)

Subject to Section 5.2(b) below, (i) Warrants may not be exercised by a U.S. Person or person within the United States or by or on behalf of any person in the United States or U.S. Person; and (ii) no Common Shares issued upon exercise of Warrants may be delivered to any address in the United States.

(b)

Notwithstanding Section 5.2(a) above, (i) Warrants may be exercised by a U.S. Person or person in the United States or by or on behalf of a person in the United States or U.S. Person, and (ii) Common Shares issued upon exercise of any such Warrants may be delivered to an address in the United States, provided that the person exercising the Warrants is a QIB Purchaser with respect to those Warrants and signs and delivers a letter substantially in the form attached hereto as Schedule "C".

5.3	Effect of Exercise of Warrants

Upon the exercise of the Warrants, each Warrantholder is, at that time, deemed to have become the holder or holders of record of the Warrant Shares in respect of which such Warrantholder's Warrants are exercised or are deemed to have been exercised, unless the transfer registers of the Corporation shall be closed by law on such date, in which case the Warrant Shares acquired shall be deemed to have been issued and such person or persons deemed to have become the holder or holders of record of such Warrant Shares on the date on which such transfer registers are next reopened.

5.4	Partial Exercise

Any Warrantholder may acquire a number of Warrant Shares less than the number of Warrant Shares which the holder is entitled to acquire pursuant to the surrendered Warrant Certificate(s). In the event of any exercise of a number of Warrants less than the number which the holder is entitled to exercise pursuant to the surrendered Warrant Certificates, the Warrantholder upon such exercise shall, in addition to the number of Warrant Shares acquired pursuant to the Warrants exercised, be entitled to receive, without charge therefor, a new Warrant Certificate(s) in respect of the balance of the Warrants represented by the surrendered Warrant Certificate(s) and which were not then exercised.

5.5	Warrants Void After Exercise Time

After the exercise of a Warrant as provided in this Section, the holder of a Warrant Certificate representing the Warrant so exercised no longer has any rights either under this Indenture or the Warrant Certificate, other than, the right to receive certificates or other evidence of ownership as provided herein representing the Warrant Shares, and the Warrant is void and of no value or effect.

5.6	Fractions of Warrant Shares

(a)

Where a Warrantholder is entitled to receive, as a result of the adjustments provided for in Section 4.1 or otherwise, on the exercise or partial exercise of its Warrants a fraction of a Warrant Share, such right may only be exercised in respect of such fraction in combination with another Warrant or other Warrants which in the aggregate entitle the Warrantholder to receive a whole number of Warrant Shares; and

(b)

If a Warrantholder is not able to, or elects not to, combine Warrants so as to be entitled to acquire a whole number of Warrant Shares, the Warrantholder may not exercise the right to acquire a fractional Warrant Share, and, as a result, has the right to acquire only that number of Warrant Shares equal to the next lowest whole number of Warrant Shares and no cash will be paid in lieu of any fractional Warrant Shares.

5.7	Accounting and Recording

The Warrant Agent shall promptly notify the Corporation with respect to Warrants exercised. The Warrant Agent shall record the particulars of the Warrants exercised which include the name or names and addresses of the persons who become holders of Warrant Shares on exercise pursuant to this Article 5 and the number of Warrant Shares issued. Within three (3) Business Days of the exercise of each Warrant pursuant to Section 5.1, the Warrant Agent shall provide those particulars in writing to the Corporation.

ARTICLE 6
MEETINGS OF WARRANTHOLDERS

6.1	Definitions

In this Article 6 or otherwise in this Indenture:

(a)	"Adjourned Meeting" means a meeting adjourned in accordance with Section 6.8;

(b)

"Extraordinary Resolution" means a resolution proposed to be passed as an extraordinary resolution at a Meeting duly convened for that purpose and held in accordance with the provisions of this Article 6, and carried by not less than 2/3 of the votes cast on such resolution; and

(c)	"Meeting" means a meeting of the Warrantholders in respect of any resolution including an Extraordinary Resolution.

6.2	Convening Meetings

The Warrant Agent or the Corporation may convene a Meeting at any time at the expense of the Corporation. Upon receipt of a written requisition signed in one or more counterparts by Warrantholders holding not less than 25% of the aggregate number of the then outstanding Warrants, the Warrant Agent or the Corporation shall convene a Meeting, provided that, in the case of the Warrant Agent, it has been indemnified and funded to its reasonable satisfaction by the Corporation or the Warrantholders for the costs of convening and holding a Meeting. If the Warrant Agent or the Corporation fails to convene the Meeting within fifteen (15) Business Days after being duly requisitioned to do so and indemnified and funded as aforesaid, the Warrantholders holding not less than 25% of the aggregate number of the then outstanding Warrants may themselves convene a Meeting, the notice for which must be signed by a person that those Warrantholders specify, provided that the Warrant Agent and Corporation receive notice of the Meeting in accordance with Section 6.4. A written requisition must state, generally, the reason for the Meeting and business to be transacted at the Meeting.

6.3	Place of Meeting

Every Meeting must be held in Montréal, Québec, Toronto, Ontario or at such other place that the Warrant Agent and Corporation approve, at a location specified by the Corporation.

6.4	Notice

The Warrant Agent or the Corporation, as the case may be, shall give written notice of each Meeting to each Warrantholder, the Warrant Agent (unless the Meeting has been called by the Warrant Agent) and the Corporation (unless the Meeting has been called by the Corporation) in the manner specified in Article 9 at least ten (10) calendar days before the date of the Meeting. The Warrant Agent shall give written notice of each Adjourned Meeting to each Warrantholder in the manner specified in Article 9 at least seven (7) calendar days before the date of the Adjourned Meeting. The notice for a Meeting must state the time and place of the Meeting and, generally, the reason for the Meeting and the business to be transacted at the Meeting, together with such additional information as may be required to sufficiently inform the Warrantholders regarding the business to be transacted at the Meeting. The notice for an Adjourned Meeting must state the time and place of the Adjourned Meeting but need not specify the business to be transacted at an Adjourned Meeting. The accidental omission by the Warrant Agent or the Corporation, as the case may be, to give notice of a Meeting or an Adjourned Meeting to a Warrantholder does not invalidate a resolution passed at a Meeting or Adjourned Meeting.

6.5	Persons Entitled to Attend

The Corporation may and the Warrant Agent shall, each by its authorized representatives including directors, officers, employees, and agents, attend every Meeting and Adjourned Meeting but neither the Corporation, nor the Warrant Agent has the right to vote unless they are acting in their capacity as Warrantholder or a proxy for a Warrantholder. The legal advisors of the Corporation, the Warrant Agent, and any Warrantholders, respectively, may also attend a Meeting or Adjourned Meeting but do not have the right to vote, unless they have the right to vote as a Warrantholder.

6.6	Quorum

Subject to the provisions of Section 6.18, a quorum for a Meeting shall consist of two or more persons present in person and owning or representing by proxy, not less than 25% of the aggregate number of the then outstanding Warrants.

6.7	Chair

The Warrant Agent shall nominate a natural person as the chair of a Meeting or Adjourned Meeting. If the person so nominated is not present within 15 minutes after the time set for holding the Meeting or Adjourned Meeting, the Warrantholders present in person or represented by proxy shall choose one of their number to be chair. The chair may vote any Warrants for which he or she is the registered holder.

6.8	Power to Adjourn

The chair of any Meeting at which a quorum of the Warrantholders is present may, with the consent of the Meeting, adjourn any such meeting. Notice of such adjournment will be given in accordance with Section 6.4 with such other requirements, if any, as the Meeting may prescribe.

6.9	Adjourned Meeting

If a quorum of the Warrantholders is not present within 30 minutes after the time fixed for holding a Meeting, the Meeting stands adjourned to a date not less than ten (10) calendar days and not more than thirty (30) calendar days later, at a place determined in accordance with Section 6.3, and at a time specified by the chair. The Warrant Agent shall promptly and in accordance with Section 6.4 send a notice of the Adjourned Meeting to each Warrantholder and the Corporation. At an Adjourned Meeting, two or more Warrantholders or persons representing Warrantholders by proxy constitutes a quorum for the transaction of business for which the Meeting was convened.

6.10	Show of Hands

Subject to a poll and except as otherwise required herein, every question submitted to a Meeting or Adjourned Meeting, except an Extraordinary Resolution, shall be decided, in the first instance, by the majority of votes in a show of hands. If the vote is tied, the chair does not have a casting vote and the motion will not be carried. On a show of hands, each Warrantholder present in person or represented by proxy and entitled to vote is entitled to one vote for every Warrant then outstanding of which such Warrantholder is the registered owner.

6.11	Poll

When requested by a Warrantholder acting in person or by the proxy representing the Warrantholder and holding in the aggregate at least 5% of the aggregate number of the then outstanding Warrants, and on every Extraordinary Resolution, the chair of a Meeting or Adjourned Meeting shall request a poll on a question submitted to the Meeting. Except as otherwise required herein, if a question has been put to a poll, that question shall be decided by the affirmative vote of not less than a majority of the votes given on the poll. If the vote is tied, the motion shall not be carried. On a poll, each Warrantholder or person representing a Warrantholder by proxy shall be entitled to one vote for every Warrant of which he is the registered holder or of which the person being represented by proxy is the registered holder, as the case may be. A declaration made by the chair that a resolution has been carried or lost is conclusive evidence thereof. In the case of joint registered Warrantholders, any one of them present in person or represented by proxy may vote in the absence of the other or others but when more than one of them is present in person or by proxy, they may only vote together in respect of the Warrants of which they are joint registered holders.

6.12	Regulations

Subject to the provisions of this Indenture, the Warrant Agent, or the Corporation with the approval of the Warrant Agent, may from time to time make and, thereafter, vary regulations not contrary to the provisions of this Indenture as it deems fit providing for and governing the following:

(a)	setting a record date for a Meeting for determining Warrantholders entitled to receive notice of and vote at a Meeting;

(b)	voting by proxy, the manner in which a proxy instrument must be executed, and the production of the authority of any person signing an instrument of a proxy on behalf of a Warrantholder;

(c)	lodging and the means of forwarding the instruments appointing proxies, and the time before a Meeting or Adjourned Meeting by which an instrument appointing a proxy must be deposited;

(d)	the form of the instrument of proxy; and

(e)	any other matter relating to the conduct of a Meeting.

A regulation so made is binding and effective and votes given in accordance with such a regulation are valid. The Warrant Agent may permit Warrantholders to make proof of ownership in the manner the Warrant Agent approves.

6.13	Powers of Warrantholders

By Extraordinary Resolution passed pursuant to this Article 6, the Warrantholders may:

(a)

agree to any modification, abrogation, alteration, compromise, or arrangement of the rights of the Warrantholders whether arising under this Indenture, or otherwise at law, including the rights of the Warrant Agent in its capacity as agent hereunder subject to the consent of the Warrant Agent, or on behalf of the Warrantholders against the Corporation, which has been agreed to by the Corporation;

(b)

direct and authorize the Warrant Agent to exercise any power, right, remedy or authority given to it by or under this Indenture in the manner specified in such resolution or to refrain from exercising any such power, right, remedy, or authority;

(c)

direct the Warrant Agent to enforce any covenant or obligation on the part of the Corporation contained in this Indenture or to waive any default by the Corporation in compliance with any provision of this Indenture either unconditionally or upon any conditions specified in such resolution;

(d)

assent to any change in or omission from the provisions contained in this Indenture or the Warrant Certificates or any ancillary or supplemental instrument which is agreed to by the Corporation, and to authorize the Warrant Agent to concur in and execute any ancillary or supplemental indenture embodying the change or omission;

(e)	without limiting the generality of Sections 6.13(a) and (d), assent to an extension of time thereunder;

(f)	with the consent of the Corporation, remove the Warrant Agent or its successor in office and to appoint a new registrar and agent to take the place of the Warrant Agent so removed;

(g)

upon the Warrant Agent being furnished with funding and an indemnity that is, in its discretion, sufficient, require the Warrant Agent to enforce any covenant of the Corporation contained in this Indenture or the Warrant Certificates, or to enforce any right of the Warrantholders in any manner specified in such Extraordinary Resolution, or to refrain from enforcing any such covenant or right;

(h)

restrain any Warrantholder from instituting or continuing any suit or proceeding against the Corporation for the enforcement of a covenant on the part of the Corporation contained in this Indenture or any of the rights conferred upon the Warrantholders as set out in this Indenture or the Warrant Certificates;

(i)

direct a Warrantholder who, as such, has brought a suit, action or proceeding to stay or discontinue or otherwise deal with the same upon payment of the costs, charges, and expenses reasonably and properly incurred by such Warrantholder in connection therewith;

(j)

subject to Subsection 11.4 of this Indenture, waive and direct the Warrant Agent to waive a default by the Corporation in complying with any of the provisions of this Indenture or the Warrant Certificate either unconditionally or upon any conditions specified in such Extraordinary Resolution;

(k)

assent to a compromise or arrangement with a creditor or creditors or a class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Corporation; or

(l)	amend, alter, or repeal any Extraordinary Resolution previously passed pursuant to this Section 6.13.

6.14	Powers Cumulative

Any one or more of the powers or any combination of the powers in this Indenture stated to be exercised by the Warrantholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Warrantholder to exercise such power or combination of powers then or thereafter from time to time.

6.15	Minutes of Meetings

The Warrant Agent shall make and maintain minutes and records of all resolutions and proceedings at a Meeting or Adjourned Meeting at the expense of the Corporation and shall make available those minutes and records at the office of the Warrant Agent for inspection by a Warrantholder or his authorized representative and the Underwriters at reasonable times. If signed by the chair of the Meeting or by the chair of the next succeeding Meeting, such minutes shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such Meeting in respect of which minutes shall have been made shall be deemed to have been duly convened and held, and all the resolutions passed thereat or proceedings taken shall be deemed to have been duly passed and taken.

6.16	Written Resolutions

Notwithstanding the foregoing, a written resolution or instrument signed in one or more counterparts by the Warrantholders holding not less than a majority of the Warrants outstanding in the case of an ordinary resolution, or not less than 66 2/3% of the Warrants outstanding in the case of an Extraordinary Resolution, is deemed to be the same as, and to have the same force and effect as, an ordinary resolution or Extraordinary Resolution, as the case may be, duly passed at a Meeting or Adjourned Meeting.

6.17	Binding Effect

A resolution of the Warrantholders passed pursuant to this Article 6 is binding upon all Warrantholders. Upon the passing of a Warrantholders' resolution at a meeting of the Warrantholders, or upon the signing of a written resolution or instrument pursuant to Section 6.16 and delivery by the Corporation to the Warrant Agent of an original, certified or notarial copy, or copies, of such resolution as executed or passed by the Warrantholders, the Warrant Agent is entitled to and shall give effect thereto.

6.18	Holdings by the Corporation or Subsidiaries of the Corporation Disregarded

In determining whether Warrantholders holding Warrants evidencing the required number of Common Shares which may be acquired pursuant to the exercise of the Warrants are present at a meeting of Warrantholders for the purpose of determining a quorum or have concurred in any consent, waiver, resolution, Extraordinary Resolution or other action under this Indenture, Warrants owned legally or beneficially by the Corporation or any Subsidiary of the Corporation shall be disregarded. The Corporation will provide the Warrant Agent with, upon request, a certificate of the Corporation detailing their holdings and those of their subsidiaries and the various registrations.

6.19	Corporation, Warrant Agent and Agent May be Represented

The Corporation, the Warrant Agent and the Underwriters, by their respective directors, officers and employees and counsel to the Corporation, the Warrant Agent and the Underwriters, may attend any Meeting, but shall have no vote as such unless they are acting in their capacity as a Warrantholder or a proxy for a Warrantholder.

ARTICLE 7
SUPPLEMENTAL INDENTURES, MERGER, SUCCESSORS

7.1	Provision for Supplemental Indentures for Certain Purposes

From time to time the Corporation shall, when authorized by the directors of the Corporation, and the Warrant Agent may, subject to the provisions of this Indenture, execute and deliver by their proper officers, deeds, indentures or instruments supplemental hereto, which thereafter form part hereof for any one or more or all of the following purposes:

(a)

adding to the provisions hereof such additional covenants, enforcement provisions, and release provisions (if any) as in the opinion of counsel acceptable to the Corporation and the Warrant Agent are necessary or advisable, provided the same are not, in the opinion of the Warrant Agent, relying on Counsel, prejudicial to the interests of the Warrantholders;

(b)	adding to the covenants of the Corporation in this Indenture for the protection of the Warrantholders;

(c)

evidencing any succession (or successive successions), of other companies to the Corporation and the covenants of, and obligations assumed by, such successor (or successors) in accordance with the provisions of this Indenture;

(d)	setting forth any adjustments resulting from the application of the provisions of Article 4;

(e)	providing for the issuance of additional Warrants hereunder and any consequential amendments hereto as may be required by the Warrant Agent relying on the advice of Counsel;

(f)

making such provisions not inconsistent with this Indenture as may be deemed necessary or desirable with respect to matters or questions arising hereunder, provided that such provisions are not, in the opinion of the Warrant Agent, relying on Counsel, prejudicial to the interests of the Warrantholders;

(g)	giving effect to an Extraordinary Resolution;

(h)

rectifying any ambiguity, defective provision, clerical omission or mistake or manifest or other error contained herein or in any deed or indenture supplemental or ancillary hereto provided that, in the opinion of the Warrant Agent, relying on Counsel, the rights of the Warrantholders are not prejudiced thereby and provided that the Warrant Agent may, in its discretion, decline to enter into any such supplemental indenture which in its opinion, relying on Counsel, may not afford adequate protection to the Warrant Agent when the same will become operative;

(i)

adding to or altering the provisions hereof in respect of the transfer of Warrants, making provision for the exchange of Warrant Certificates of different denominations, and making any modification in the form of the Warrant Certificate which does not affect the substance thereof;

(j)

for any other purpose not inconsistent with the provisions of this Indenture, provided that, in the opinion of the Warrant Agent, relying on Counsel, the rights of the Warrantholders are in no way prejudiced thereby; or

(k)	providing for the issuance of additional Warrants hereunder and any consequential amendments hereto as may be required by the Warrant Agent relying on the advice of Counsel.

7.2	Corporation May Consolidate, etc. on Certain Terms

Subject to Section 3.12 and Section 4.1(d), nothing in this Indenture prevents any consolidation, amalgamation, arrangement or merger of the Corporation with or into any other body corporate or bodies corporate, or a conveyance or transfer of all or substantially all the properties and assets of the Corporation as an entirety to any body corporate lawfully entitled to acquire and operate the same, provided, however, that the body corporate formed by such consolidation, amalgamation, arrangement or into which such merger has been made, or which has acquired by conveyance or transfer all or substantially all the properties and assets of the Corporation as an entirety in circumstances resulting in the Warrantholders being entitled to receive property from or securities of such body corporate, shall execute prior to or contemporaneously with such consolidation, amalgamation, arrangement, merger, conveyance or transfer, an indenture supplemental hereto wherein the due and punctual performance and observance of all the covenants and conditions of this Indenture to be performed or observed by the Corporation are assumed by the successor body corporate. The Warrant Agent is entitled to receive and is fully protected in relying upon an opinion of Counsel that any such consolidation, amalgamation, arrangement, merger, conveyance or transfer, and a supplemental indenture executed in connection therewith, complies with the provisions of this Section.

7.3	Successor Body Corporate Substituted

Where the Corporation, pursuant to Section 7.2 hereof, is consolidated, amalgamated, arranged or merged with or into any other body corporate or bodies corporate or conveys or transfers all of substantially all of the properties and assets of the Corporation as an entirety to another body corporate, the successor body corporate formed by such consolidation, amalgamation, arrangement or into which the Corporation has been merged or which has received a conveyance or transfer as aforesaid succeeds to and is substituted for the Corporation hereunder with the same effect as nearly as may be possible as if it had been named herein. Such changes may be made in the Warrants as may be appropriate in view of such consolidation, amalgamation, arrangement, merger, conveyance or transfer.

ARTICLE 8
CONCERNING THE WARRANT AGENT

8.1	Duties of Warrant Agent

By way of supplement to the provisions of any statute for the time being relating to trustees, and notwithstanding any other provision of this Indenture, in the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Indenture, the Warrant Agent shall act honestly and in good faith with a view to the best interests of the Warrantholders and shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances. No provision of this Indenture shall be construed to relieve the Warrant Agent from, or require any other person to indemnify the Warrant Agent against any liability for its own gross negligence, wilful misconduct or fraud.

8.2	Action by Warrant Agent

The Warrant Agent is not obligated to do any act or thing except where required to do so by this Indenture and, in the case of a default, only when it has actual written notice thereof.

8.3	Certificate of the Corporation

If, in the administration of the trusts of this Indenture, the Warrant Agent deems it necessary or desirable that any matter be proved or established by the Corporation, prior to taking or suffering any action hereunder, the Warrant Agent may accept, act, and rely upon, and shall be protected in accepting, acting , and relying upon, a certificate of the Corporation as conclusive evidence of the truth of any fact relating to the Corporation or its assets therein stated and proof of the regularity of any proceedings or actions associated therewith, but the Warrant Agent may in its discretion require further evidence or information before acting or relying on any such certificate. In addition to the reports, certificates, opinions, and other evidence required by this Indenture, the Corporation shall furnish to the Warrant Agent such additional evidence of compliance with any provision hereof, and in such form as may be prescribed by Applicable Legislation, under Section 8.6, or as the Warrant Agent may reasonably require by written notice to the Corporation. Whenever Applicable Legislation requires that evidence referred to in this Section 8.3 be in the form of a statutory declaration, the Warrant Agent may accept such statutory declaration in lieu of a certificate of the Corporation required by any provision hereof. Any such statutory declaration may be made by any one or more of the Chair of the Board and Chief Executive Officer, President or Chief Financial Officer of the Corporation or by any other officer or director of the Corporation to whom such authority is delegated by the directors from time to time.

8.4	Warrant Agent May Employ Experts

The Warrant Agent may, at the Corporation's expense, employ or retain such lawyers, accountants, engineers, appraisers or other experts, advisers or agents as it may reasonably require for the purpose of determining and discharging its duties hereunder and may pay reasonable remuneration for such services rendered to it, but it is not responsible for any misconduct, mistake or error of judgment on the part of any of them. The Corporation shall reimburse the Warrant Agent for all disbursements, costs and expenses made or incurred by the Warrant Agent in the discharge of its duties and in the management of the trusts hereunder. The Warrant Agent may rely upon and act upon, and shall be protected from relying and acting upon, the opinion or advice of, or information obtained from, any such lawyer, accountant, engineer, appraiser or other expert, adviser or agent in relation to any matter arising in the administration of the trusts hereof. The Warrant Agent shall not incur any liability for the acts or omissions of such lawyers, accountants, engineers, appraisers or other experts, advisers or agents employed by the Warrant Agent in good faith.

8.5	Resignation and Replacement of Warrant Agent

(a)

The Warrant Agent may resign its trust and be discharged from all further obligations hereunder by giving to the Corporation and the Warrantholders written notice at least sixty (60) calendar days, or such shorter time period if acceptable to the Warrant Agent, the Corporation and the Warrantholders, before the effective date of the resignation. If the Warrant Agent resigns, or becomes incapable of acting hereunder, the Corporation shall forthwith appoint in writing a new trustee, unless a new Warrant Agent has already been appointed by the Warrantholders.

(b)

Failing such appointment by the Corporation or by the Warrantholders by Extraordinary Resolution, the retiring Warrant Agent, at the expense of the Corporation, or any Warrantholder may apply to a Judge of the Ontario Superior Court of Justice on such notice as such Judge may direct, for the appointment of a new trustee. The Warrantholders may, by Extraordinary Resolution, remove the Warrant Agent (including a trustee appointed by the Corporation or by a Judge as aforesaid) and appoint a new trustee.

(c)

Any new Warrant Agent appointed under the provisions of this Section 8.5 shall be a corporation authorized to carry on the business of a trust company in the Province of Ontario and, if required by Applicable Legislation of any other province, in such other province.

(d)

On any new appointment, the new Warrant Agent is vested with the same powers, rights, duties and obligations as if it had been originally named as Warrant Agent without any further assurance, conveyance, act or deed; but there will be immediately executed, at the expense of the Corporation, all such conveyances or other instruments as may, in the opinion of Counsel, be necessary or advisable for the purpose of assuring such powers, rights, duties, and responsibilities of the new Warrant Agent, provided that, any resignation or removal of the Warrant Agent and appointment of the successor Warrant Agent shall have executed an appropriate instrument accepting such appointment and, at the request of the Corporation, the predecessor Warrant Agent, upon payment of its outstanding remuneration and expenses, shall execute and deliver to the successor Warrant Agent an appropriate instrument transferring to such successor Warrant Agent all rights and powers of the Warrant Agent hereunder.

(e)	On the appointment of a new Warrant Agent, the Corporation will promptly give notice thereof to the Warrantholders.

(f)	Any Warrant Certificates certified but not delivered by a predecessor Warrant Agent may be certified by the successor Warrant Agent in the name of the predecessor or successor Warrant Agent.

(g)

Any corporation into which the Warrant Agent may be merged or consolidated or amalgamated, or any corporation resulting therefrom to which the Warrant Agent shall be a party, or any corporation succeeding to substantially the corporate trust business of the Warrant Agent shall be the successor to the Warrant Agent hereunder without any further act on its part or any of the parties hereto, provided that such corporation would be eligible for appointment as successor Warrant Agent.

8.6	Indenture Legislation

The Corporation and the Warrant Agent agree that each shall at all times in relation to this Indenture and to any action to be taken hereunder, observe and comply with and be entitled to the benefits of all Applicable Legislation. If and to the extent that any provision of this Indenture limits, qualifies or conflicts with any mandatory requirement of Applicable Legislation, such mandatory requirement prevails.

8.7	Notice

The Warrant Agent shall not be bound to give any notice or do or take any act, action, or proceeding by virtue of the powers conferred on it hereby unless and until it shall have required so to do under the terms hereof; nor shall the Warrant Agent be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall distinctly specify the default desired to be brought to the attention of the Warrant Agent and in the absence of any such notice the Warrant Agent may for all purposes of this Indenture conclusively assume that no default has been made in the observance or performance of any of the representations, warranties, covenants, agreements, or conditions contained herein. Any such notice will in no way limit any discretion herein given the Warrant Agent to determine whether or not the Warrant Agent will take action with respect to any default. Proof of execution of any document or instrument in writing by a holder may be made by the certificate of a notary public, or other officer with similar powers, that the person signing such instrument acknowledged to him the execution thereof, or by an affidavit of a witness to such execution, or in any other manner the Warrant Agent considers adequate. The Warrant Agent shall not be bound to give notice to any person of execution hereof.

8.8	Use of Proceeds

The Warrant Agent is in no way responsible for the use by the Corporation of the proceeds of the issue hereunder.

8.9	No Inquiries

In the exercise of any right or duty hereunder the Warrant Agent, if it is acting in good faith, may act and rely, as to the truth of any statement or the accuracy of any opinion expressed therein, on any statutory declaration, opinion, report, certificate or other evidence furnished to the Warrant Agent pursuant to a provision hereof or of Applicable Legislation or pursuant to a request of the Warrant Agent, if such evidence complies with Applicable Legislation and the Warrant Agent examines such evidence and determines that it complies with the applicable requirements of this Indenture. The Warrant Agent may nevertheless, in its discretion, require further proof in cases where it deems further proof desirable. The Warrant Agent is not bound to make any inquiry or investigation as to the performance by the Corporation of the Corporation's covenants hereunder.

8.10	Actions by Warrant Agent to Protect Interest

The Warrant Agent shall have the power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Warrantholders.

8.11	Warrant Agent Not Required to Give Security

The Warrant Agent is not required to give any bonds or security with respect to the execution or administration of the trusts and powers of this Indenture.

8.12	No Conflict of Interest

The Warrant Agent represents to the Corporation that, to the best of its knowledge, at the time of the execution and delivery by it of this Indenture, there exists no material conflict of interest in the role of the Warrant Agent as a fiduciary hereunder but if, notwithstanding the provisions of this Section 8.12, such a material conflict of interest exists, the validity and enforceability of this Indenture and the instruments issued hereunder is not affected in any manner whatsoever by reason only that such material conflict of interest exists or arises. The Warrant Agent shall, within thirty (30) calendar days after ascertaining that it has a material conflict of interest, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Section 8.5.

8.13	Warrant Agent Not Ordinarily Bound

No provision of this Indenture shall require the Warrant Agent (and its officers, directors, employees and agents) to expend or risk its (or their) own funds or otherwise incur financial liability in the performance of any of its (or their) duties or in the exercise of any of its (or their) rights or powers unless it is (or they are) so indemnified and funded. The obligation of the Warrant Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Warrantholders hereunder, is conditional upon Warrantholders furnishing, when required in writing so to do by the Warrant Agent, an indemnity reasonably satisfactory to the Warrant Agent, and funds sufficient for commencing or continuing the act, action or proceeding and an indemnity reasonably satisfactory to the Warrant Agent to protect and hold harmless the Warrant Agent against any costs, charges, expenses, loss, damage or liability by reason thereof. The Warrant Agent may, before commencing or at any time during the continuance of any such act, action, or proceeding, require the Warrantholders at whose instance it is acting to deposit with the Warrant Agent the Warrants held by them, for which Warrants the Warrant Agent shall issue receipts.

8.14	Warrant Agent May Deal in Instruments

The Warrant Agent may in its personal or other capacity, buy, sell, lend upon and deal in and hold securities of the Corporation and in the Warrants and generally contract and enter into financial transactions with the Corporation or otherwise, without being liable to account for any profits made thereby.

8.15	Recitals or Statements of Fact Made by Corporation

Except for the representations contained in Sections 8.12 and 8.19 subject to the provisions hereof, the Warrant Agent is not liable for or by reason of any of the statements of fact or recitals contained in this Indenture or in the Warrant Certificates and is not required to verify the same but all such statements and recitals are and are deemed to have been made by the Corporation only.

8.16	Warrant Agent's Discretion Absolute

The Warrant Agent, except as herein otherwise provided, has, as regards all the trusts, powers, authorities and discretions vested in it, absolute discretion as to the exercise thereof, whether in relation to the manner or as to the mode and time for the exercise thereof.

8.17	No Representations as to Validity

The Warrant Agent is not:

(a)

under any responsibility in respect of the validity of this Indenture or the execution and delivery thereof or (subject to Section 2.4(a) and Section 2.8 hereof) in respect of the validity or the execution of any Warrant Certificate;

(b)	under any obligation to see to, or to require evidence of, the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto;

(c)

responsible for any breach by the Corporation of any covenant or condition contained in this Indenture or in any Warrant Certificate and will not incur any liability or responsibility whatever or be in any way responsible for the consequences of any breach by the Corporation of any obligation herein contained or of any act of any director, officer, employee, or agent of the Corporation; or

(d)

by any act hereunder, deemed to make any representation or warranty as to the authorization or reservation of any securities to be issued as provided in this Indenture or in any Warrant Certificate or as to whether any shares will when issued be duly authorized or be validly issued and fully paid and non-assessable. The duty and responsibility as to all the matters and things referred to in this Section 8.17 rests upon the Corporation and not upon the Warrant Agent and the failure of the Corporation to discharge any such duty and responsibility does not in any way render the Warrant Agent liable or place upon it any duty or responsibility for breach of which it would be liable.

8.18	Acceptance of Trusts

The Warrant Agent hereby accepts the trusts of this Indenture and agrees to perform the same upon the terms and conditions herein set forth or referred to unless and until discharged therefrom by resignation or in some other lawful way.

8.19	Warrant Agent's Authority to Carry on Business

The Warrant Agent represents to the Corporation that at the date hereof it is authorized to carry on the business of a trust company in Ontario. If, notwithstanding the provisions of this Section 8.20, it ceases to be authorized to carry on such business in Ontario, the validity and enforceability of this Indenture and of the Warrants issued hereunder are not affected in any manner whatsoever by reason only of such event, provided that the Warrant Agent shall, within thirty (30) calendar days after ceasing to be authorized to carry on such business in Ontario, either become so authorized or resign in the manner and with the effect specified in Section 8.5.

8.20	Indemnification of Warrant Agent

Without limiting any protection or indemnity of the Warrant Agent under any other provision hereof, or otherwise at law, the Corporation hereby agrees to indemnify and hold harmless the Warrant Agent and its affiliates, their successors, assigns, and each of their directors, officers, employees and agents (the "Indemnified Parties") and save them harmless from and against any and all liabilities, losses, damages, penalties, claims, actions, suits, costs, charges, payments, expenses and disbursements, including reasonable legal or advisor fees and disbursements, of whatever kind and nature which may at any time be imposed on, incurred by or asserted against the Indemnified Parties in connection with the performance of its duties and obligations hereunder, other than such liabilities, losses, damages, penalties, claims, actions, suits, costs, charges, payments, expenses and other disbursements arising by reason of the gross negligence, wilful misconduct or fraud of the Warrant Agent. This provision shall survive the resignation or removal of the Warrant Agent, or the termination of this Indenture. In the absence of negligence, wilful misconduct, or fraud on its part, the Warrant Agent will not be liable for any action taken, suffered, or omitted by it or for any error of judgment made by it in performance of its duties under this Agreement. In no event will the Warrant Agent be liable for special, indirect, consequential, or punitive loss or damages of any kind whatsoever (including but not limited to lost profits), even if the Warrant Agent has been advised of the possibility of such damages. The Warrant Agent shall not be under any obligation to prosecute or to defend any action or suit in respect of the relationship which, in the opinion of its Counsel, may involve it in expense or liability, unless the Corporation shall, so often as required, furnish the Warrant Agent with satisfactory indemnity and funding against such expense or liability.

8.21	Performance of Covenants by Warrant Agent

If the Corporation fails to perform any of its covenants contained in this Indenture, then the Corporation will notify the Warrant Agent in writing of such failure and upon receipt by the Warrant Agent of such notice, the Warrant Agent may notify the Warrantholders of such failure on the part of the Corporation and may itself perform any of the said covenants capable of being performed by it, but shall be under no obligation to perform said covenants or to notify the Warrantholders of such performance by it. All sums expended or disbursed by the Warrant Agent in so doing shall be reimbursed as provided in Section 3.10. No such performance, expenditure or disbursement by the Warrant Agent shall be deemed to relieve the Corporation of any default hereunder or of its continuing obligations under the covenants herein contained.

8.22	Third Party Interests

Each party to this Indenture hereby represents to the Warrant Agent that any account to be opened by, or interest to held by the Warrant Agent in connection with this Indenture, for or to the credit of such party, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such party hereto agrees to complete and execute forthwith a declaration in the Warrant Agent's prescribed form as to the particulars of such third party.

8.23	Not Bound to Act

The Warrant Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Warrant Agent, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Warrant Agent, in its sole judgment, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on ten (10) days' written notice to the Corporation, provided (i) that the Warrant Agent's written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Warrant Agent's satisfaction within such ten (10) day period, then such resignation shall not be effective.

8.24	Not Appointed Receiver

The Warrant Agent and any person related to the Warrant Agent will not be appointed a receiver or receiver and manager or liquidator of all or any part of the assets or undertaking of the Corporation.

ARTICLE 9
NOTICES

9.1	Notice to Corporation, Warrant Agent and Underwriters

Any notice to the Corporation, Warrant Agent or Underwriters under the provisions of this Indenture is valid and effective if in writing delivered, sent by registered letter, postage prepaid or sent by facsimile:

(a)	to the Corporation at:

Osisko Gold Royalties Ltd
1100 Avenue des Canadiens-de-Montréal, Suite 300

Montréal, QC H3B 2S2
Canada

Attention:	Elif Lévesque, Chief Financial Officer and Vice President, Finance
Facsimile:	(514) 940-0669
Email:	elevesque@osiskogr.com

with a copy to (which shall not constitute notice):

Bennett Jones LLP
Suite 3400, One First Canadian Place
100 King Street West
Toronto, Ontario M5X 1A4
Canada

Attention:	Sander A.J.R. Grieve
Facsimile:	(416) 863-1716
Email:	grieves@bennettjones.com

(b)	to the Warrant Agent at:

CST Trust Company
2001 Robert-Bourassa Blvd.
Suite 1600
Montréal, QC H3A 2A6
Canada

Attention:	Francine Beauséjour, Relationship Manager
Facsimile:	(514) 285-8846
Email:	fbeausejour@canstockta.com

(c)	to the Underwriters at (which shall not constitute notice):

BMO Nesbitt Burns Inc.
Equity Capital Markets
100 King Street West, 3rd Floor, Podium
Toronto, ON M5X 1H3
Canada

Attention:	Jason Neal, Managing Director
Facsimile:	(416) 359-4417
Email:	jason.neal@bmo.com

with a copy to (which shall not constitute notice):

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, ON M5L 1B9
Canada

Attention:	Maurice J. Swan
Facsimile:	(416) 947-0866
Email:	mswan@stikeman.com

Any notice, direction or other instrument aforesaid will, if delivered, be deemed to have been given and received on the day it was delivered and, if mailed, be deemed to have been received on the third (3rd) Business Day following the date of the postmark on such notice and, if sent by facsimile, be deemed to have been given and received on the day it was so sent unless it was sent:

(i)	on a day which is not a business day in the place to which it was sent; or

(ii)	after 4:30 p.m. in the place to which it was sent,

in which cases it will be deemed to have been given and received on the next day which is a Business Day in the place to which it was sent.

The Corporation or the Warrant Agent, as the case may be, may from time to time notify the other in the manner provided in this Section 9.1 of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Corporation or the Warrant Agent, as the case may be, for all purposes of this Indenture.

If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Warrant Agent or to the Corporation hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered to the named officer of the party to which it is addressed or, if it is delivered to such party at the appropriate address provided in this Section 9.1, by facsimile or electronic transmission or other means of prepaid, transmitted and recorded communication.

9.2	Notice to Warrantholders

Any notice to the Warrantholders under the provisions of this Indenture is valid and effective if delivered, sent by regular mail or sent by courier, to each Warrantholder at its address appearing on the register of Warrants kept by the Warrant Agent or, in the case of joint holders, to the first such address, and, if delivered or couriered, shall be deemed to have been given and received on the day it was delivered and, if mailed, be deemed to have been received on the third (3rd) Business Day following the date of the postmark on such notice. Accidental error or omission in giving notice or accidental failure to mail notice to any holder will not invalidate any action or proceeding founded thereon. All notices may be given to whichever one of the Warrantholders (if more than one) is named first in the appropriate register hereinbefore mentioned, and any notice so given shall be sufficient notice to all Warrantholders of and any other persons (if any) interested in such Warrants.

If, by reason of any interruption of mail service, actual or threatened, any notice to be given to the Warrantholders by the Warrant Agent or the Corporation would be unlikely to reach its destination in the ordinary course of mail, such notice shall be valid and effective only if published once (i) in the national edition of The Globe & Mail newspaper; and (ii) in such other place or places and manner, if any, as the Warrant Agent may require. Any notice given to Warrantholders by publication shall be deemed to have been given on the last day on which publication shall have been effected.

A copy of any notice provided to the Warrantholders shall be concurrently provided to the Underwriters in the manner specified in Section 9.1.

ARTICLE 10
POWER OF BOARD OF DIRECTORS

10.1	Board of Directors

In this Indenture, where the Corporation is required or empowered to exercise any acts, all such acts may be exercised by the directors of the Corporation, by any duly appointed committee of the directors of the Corporation or by those officers of the Corporation authorized to exercise such acts.

ARTICLE 11
MISCELLANEOUS PROVISIONS

11.1	Further Assurances

The parties covenant and agree from time to time, as may be reasonably required by any party hereto, to execute and deliver such further and other documents and do all matters and things which are convenient or necessary to carry out the intention of this Indenture more effectively and completely.

11.2	Unenforceable Terms

If any term, covenant or condition of this Indenture or the application thereof to any party or circumstance is invalid or unenforceable to any extent, the remainder of this Indenture or application of such term, covenant or condition to a party or circumstance other than those to which it is held invalid or unenforceable is not affected thereby and each remaining term, covenant or condition of this Indenture is valid and enforceable to the fullest extent permitted by law.

11.3	No Waiver

No consent or waiver, express or implied, by either party to or of any breach or default by the other party in the performance by the other party of its obligations hereunder is deemed or construed to be a consent or waiver to or of any other breach or default in the performance of obligations hereunder by such party. Failure on the part of either party to complain of any act or failure to act by the other party or to declare the other party in default, irrespective of how long such failure continues, does not constitute a waiver by such party of its rights hereunder.

11.4	Waiver of Default

Notwithstanding Section 11.3 above, upon the happening of any default hereunder:

(a)

the holders of not less than 50% of the Warrants plus one Warrant then outstanding shall have power (in addition to the powers exercisable by Extraordinary Resolution created under Article 6) by requisition in writing to instruct the Warrant Agent to waive any default hereunder and the Warrant Agent shall thereupon waive the default upon such terms and conditions as shall be prescribed in such requisition; or

(b)

the Warrant Agent shall have power to waive any default hereunder upon such terms and conditions as the Warrant Agent may deem advisable, if, in the Warrant Agent's opinion, relying on the opinion of legal counsel, the same shall have been cured or adequate provision made therefor;

provided that no delay or omission of the Warrant Agent or of the Warrantholders to exercise any right or power accruing upon any default shall impair any such right or power or shall be construed to be a waiver of any such default or acquiescence therein and provided further that no act or omission either of the Warrant Agent or of the Warrantholders shall extend to or be taken in any manner whatsoever to affect any subsequent default hereunder of the rights resulting therefrom.

11.5	Immunity of Shareholders

Subject to the any rights or remedies available to the Warrantholders under applicable securities legislation or otherwise, the Warrant Agent and, by the acceptance of the Warrant Certificate or other evidence of ownership in the case of Uncertificated Warrants and as part of the consideration for the issue of the Warrants, the Warrantholders hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any incorporator or any past, present or future shareholder, director, officer, employee or agent of the Corporation or of any successor corporation on any covenant, agreement, representation or warranty by the Corporation contained herein or in the Warrant Certificates.

11.6	Limitation of Liability

The obligations hereunder are not personally binding upon, nor shall resort hereunder be had to, the private property of any of the past, present or future directors or shareholders of the Corporation or of any successor corporation or any of the past, present or future officers, employees or agents of the Corporation or of any successor corporation, but only the property of the Corporation or of any successor corporation shall be bound in respect hereof.

11.7	Suits by Warrantholders

(a)

No Warrantholder has any right to institute any action, suit or proceeding at law or in equity for the purpose of enforcing the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order under the Bankruptcy and Insolvency Act (Canada) or to have the Corporation wound up or to file or prove a claim in any liquidation or bankruptcy proceedings or for any other remedy hereunder unless the Warrantholders by Extraordinary Resolution have made a request to the Warrant Agent and the Warrant Agent has been afforded reasonable opportunity to proceed or complete any action or suit for any such purpose whether or not in its own name and the Warrantholders or any of them have furnished to the Warrant Agent, when so requested by the Warrant Agent, sufficient funds and security and indemnity satisfactory to it against the costs, expenses and liabilities to be incurred therein or thereby and the Warrant Agent has failed to act within a reasonable time or the Warrant Agent has failed to actively pursue any such act or proceeding.

(b)

Subject to the provisions of this Section and otherwise in this Indenture, all or any of the rights conferred upon a Warrantholder by the terms of a Warrant may be enforced by such Warrantholder by appropriate legal proceedings without prejudice to the right which is hereby conferred upon the Warrant Agent to proceed in its own name to enforce each and all of the provisions herein contained for the benefit of the Warrantholders from time to time.

11.8	Force Majeure

Except for the payment obligations of the Corporation contained herein, neither party shall be liable to the other, or held in breach of this Indenture, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Indenture shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section.

11.9	SEC Certification

The Corporation confirms that as at the date of execution of this Indenture it does not have a class of securities registered pursuant to Section 12 of the U.S. Exchange Act or have a reporting obligation pursuant to Section 15(d) of the U.S. Exchange Act. The Corporation covenants that in the event that (i) any class of its securities shall become registered pursuant to Section 12 of the U.S. Exchange Act or the Corporation shall incur a reporting obligation pursuant to Section 15(d) of the U.S. Exchange Act, or (ii) any such registration or reporting obligation shall be terminated by the Corporation in accordance with the U.S. Exchange Act, the Corporation shall promptly deliver to the Warrant Agent an Officers' Certificate (in a form provided by the Warrant Agent) notifying the Warrant Agent of such registration or termination and providing such other information as the Warrant Agent require at the time. The Corporation acknowledges that the Warrant Agent is relying upon the foregoing representation and covenants in order to meet certain SEC obligations with respect to those clients who are subject to the periodic reporting requirements of the SEC.

11.10	Privacy Matters

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individuals' personal information (collectively, "Privacy Laws") applies to obligations and activities under this Indenture. Despite any other provision of this Indenture, neither party shall take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Corporation shall, prior to transferring or causing to be transferred personal information to the Warrant Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Warrant Agent shall use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws. Specifically, the Warrant Agent agrees: (i) to have a designated chief privacy officer; (ii) to maintain policies and procedures to protect personal information and to receive and respond to any privacy complaint or inquiry; (iii) to use personal information solely for the purposes of providing its services under or ancillary to this Indenture and not to use it for any other purpose except with the consent of or direction from the Corporation or the individual involved; (iv) not to sell or otherwise improperly disclose personal information to any third party; and (v) to employ administrative, physical and technological safeguards to reasonably secure and protect personal information against loss, theft or unauthorized access, use or modification.

11.11	Enurement

This Indenture enures to the benefit of and is binding upon the parties hereto and their respective successors and assigns and may not be assigned by either party hereto without the consent in writing of the other party, such consent not to be unreasonably withheld.

11.12	Counterparts and Formal Date

This Indenture may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to be dated as of the Closing Date.

11.13	Satisfaction and Discharge of Indenture

Upon the date by which there shall have been delivered to the Warrant Agent for exercise, cancellation or destruction all Warrants theretofore certified hereunder and if all certificates required to be issued in compliance with the provisions hereof have been issued and delivered hereunder, this Indenture (except for any indemnities given to the Warrant Agent) shall cease to be of further effect and the Warrant Agent, on demand of and at the cost and expense of the Corporation and upon delivery to the Warrant Agent of a certificate of the Corporation stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with, and upon payment to the Warrant Agent of the fees and other remuneration payable to the Warrant Agent, the Warrant Agent shall execute proper instruments acknowledging satisfaction of and discharging this Indenture. Notwithstanding the foregoing, the indemnities provided to the Warrant Agent by the Corporation hereunder shall remain in full force and effect and survive the termination of this Indenture.

11.14	Provisions of Indenture and Warrants for the Sole Benefit of Parties and Warrantholders

Nothing in this Indenture or the Warrants, expressed or implied, shall give or be construed to give to any person other than the parties hereto and the holders from time to time of the Warrants any legal or equitable right, remedy or claim under this Indenture, or under any covenant or provision therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Warrantholders.

11.15	Further Assurances

Each of the parties hereto, including the Corporation, subject to Applicable Legislation, shall do or cause to be done all such acts and things and execute such further documents, agreements and assurances as may reasonably be necessary or advisable from time to time to carry out the provisions of this Indenture in accordance with their true intent.

11.16	Formal Date and Effective Date

For the purpose of convenience this Indenture is referred to as bearing the formal date of February 26, 2016, however notwithstanding such formal date, this Indenture becomes effective as between the Corporation and any particular Warrantholder upon the date of issuance of a Warrant Certificate to such Warrantholder.

[Remainder of page intentionally left blank. Signature page follows.]

OSISKO GOLD ROYALTIES LTD

Per:	(signed) "André Le Bel"
	Name:	André Le Bel
	Title:	Vice President, Legal Affairs and Corporate Secretary

CST TRUST COMPANY

Per:	(signed) "Francine Beauséjour"
Authorized Signatory

Per:	(signed) "Jeannine Rigon"
Authorized Signatory

(Signature Page – Warrant Indenture)

SCHEDULE "A"

FORM OF WARRANT CERTIFICATE

[Include on each CDS Global Warrant originally issued in Canada and held by the Depository, and each CDS Global Warrant issued in exchange therefor or in substitution thereof the following legend or such variations thereof as the Corporation may prescribe from time to time:]

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. ("CDS") TO OSISKO GOLD ROYALTIES LTD (THE "ISSUER") OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS, OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS, HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.

WARRANT CERTIFICATE

OSISKO GOLD ROYALTIES LTD
(a corporation existing under the laws of Québec)

No. W-«Warrant» CUSIP NO: 68827L143	«Number» WARRANTS entitling the holder to acquire one Common Share for each Warrant, subject to adjustment as set out below

THIS IS TO CERTIFY that, for value received, «Name» (the "Warrantholder") is the registered holder of the number of warrants (the "Warrants") stated above and is entitled to acquire in the manner and at the time, and subject to the restrictions contained in the Indenture (as defined below), the number of common shares (the "Common Shares") of Osisko Gold Royalties Ltd (the "Corporation") as is equal to the number of Warrants represented hereby (subject to adjustment as set out below and in the Indenture) at an exercise price of $19.08 until the Expiry Time (or as defined below).

The Warrants represented by this certificate are issued under and pursuant to a certain indenture (the "Indenture") made as of February 26, 2016 between the Corporation and CST Trust Company (the "Warrant Agent") (which expression includes any successor agent appointed under the Indenture), to which Indenture and any instruments supplemental thereto reference is hereby made for a full description of the rights of the holders of the Warrants and the terms and conditions upon which such Warrants are, or are to be, issued and held, all to the same effect as if the provisions of the Indenture and all instruments supplemental thereto were herein set forth, to all of which provisions the holder of these Warrants by acceptance hereof assents. All terms defined in the Indenture are used herein as so defined. In the event of any conflict or inconsistency between the provisions of the Indenture and the provisions of this Warrant Certificate, except those that are necessary by context, the provisions of the Indenture shall prevail. The Corporation will furnish to the holder of this Warrant Certificate, upon request and without charge, a copy of the Indenture.

The Warrants represented by this Warrant Certificate are only exercisable on or prior to 5:00 p.m. (Toronto time) on 36 months from the date of issue (the "Expiry Time").

The holder of this Warrant Certificate may, at any time before the Expiry Time, exercise all or any number of the Warrants represented hereby, by surrendering to the Warrant Agent a Warrant Certificate or Warrant Certificates representing the number of Warrants to be exercised, together with the duly completed and executed exercise form attached as Appendix "1" hereto in accordance with the instructions contained in Appendix "3" attached hereto. Any such exercise is subject to compliance with, and may be restricted by, Applicable Legislation or the laws of the United States. If, at the time of the exercise of the Warrants, there remain restrictions on resale under Applicable Legislation or the laws of the United States on the Common Shares acquired, the Corporation may endorse the certificates representing the Common Shares acquired with respect to such resale restrictions.

The Common Shares in respect of which the Warrants are exercised will be deemed to have been issued on the date of such exercise, at which time each Warrantholder will be deemed to have become the holder of record of such Common Shares.

After the exercise of Warrants, the Warrant Agent shall within three (3) Business Days of such exercise cause to be mailed or delivered to each Warrantholder at its address specified in the register for the Warrants maintained by the Warrant Agent, certificates for the appropriate number of Common Shares issuable in respect of such Warrants or any other appropriate evidence of the issuance of Common Shares to such Warrantholder in respect of Common Shares issued under the book entry registration system, not exceeding those which such Warrantholder is entitled to acquire pursuant to the Warrants so exercised. If the holder of this Warrant Certificate exercises some but not all of the Warrants represented hereby, he or she will be entitled to receive, without charge, a new Warrant Certificate representing the unexercised number of the Warrants represented hereby.

The holder of this Warrant Certificate may at any time up to the Expiry Time, upon written instruction delivered to the Warrant Agent and payment of the charges provided for in the Indenture and otherwise in accordance with the provisions of the Indenture, exchange this Warrant Certificate for other Warrant Certificates evidencing Warrants entitling the holder to acquire in the aggregate the same number of Common Shares as may be acquired under this Warrant Certificate.

The number of Common Shares which may be acquired by a Warrantholder upon exercise of Warrants is also subject to and governed by Article 4 of the Indenture with respect to anti-dilution provisions, including provisions for the appropriate adjustment of the class, number and price of the securities issuable hereunder upon the occurrence of certain events including any subdivision, consolidation, or reclassification of the shares, payment of stock dividends, or amalgamation of the Corporation.

The holding of the Warrants evidenced by this Warrant Certificate does not constitute the Warrantholder a shareholder of the Corporation or entitle such holder to any right or interest in respect thereof except as expressly provided herein and in the Indenture.

The Warrants may only be transferred by the Warrantholder (or its legal representatives or its attorney duly appointed), on the register kept at the office of the Warrant Agent, in accordance with applicable laws and upon compliance with the conditions set out in the Indenture, by delivering to the Warrant Agent's Montréal office a duly executed Form of Transfer attached as Appendix "2" hereto and complying with such other reasonable requirements as the Corporation and the Warrant Agent may prescribe and such transfer shall be duly noted on the register by the Warrant Agent.

The holder understands and acknowledges that the Warrants and the Common Shares issuable hereunder have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or under the securities laws of any state of the United States, and that Warrants originally issued in the United States or to, or for the account or benefit of, a person in the United States or a U.S. person are, and any Common Shares issued upon exercise of such Warrants will be, "restricted securities" within the meaning of Rule 144(a)(3) of the U.S. Securities Act. "United States" and "U.S. person" have the respective meanings assigned in Regulation S ("Regulation S") under the U.S. Securities Act.

The holder understands that the Warrants represented hereby may not be exercised within the United States or by or for the account or benefit of a U.S. person or a person in the United States, and the Common Shares issuable upon exercise of such Warrants may not be delivered within the United States, unless the holder (i) is a "qualified institutional buyer" as defined in Rule 144A under the U.S. Securities Act (a "Qualified Institutional Buyer"); (ii) first purchased Units exercisable into Common Shares and such Warrants on the date of original issuance of the Units; and (iii) signs and delivers a letter substantially in the form attached as Schedule "C" to the Indenture.

This Warrant Certificate shall be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and shall be treated in all respects as an Ontario contract.

After the exercise of any of the Warrants represented by this Warrant Certificate, the Warrantholder shall no longer have any rights under either the Indenture or this Warrant Certificate with respect to such Warrants, other than the right to receive certificates representing the Common Shares issuable on the exercise of those Warrants, and those Warrants shall be void and of no further value or effect.

The Indenture contains provisions making binding upon all Warrantholders resolutions passed at meetings of such holders in accordance with such provisions or by instruments in writing signed by the Warrantholders holding a specified percentage of the Warrants.

Time shall be of the essence hereof.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF the Corporation has caused this Warrant Certificate to be executed and the Warrant Agent has caused this Warrant Certificate to be countersigned by its duly authorized officers as of this 26th day of February, 2016.

OSISKO GOLD ROYALTIES LTD

Per:
Authorized Signatory

COUNTERSIGNED BY:

CST TRUST COMPANY

Per:
Authorized Signatory

Per:
Authorized Signatory

APPENDIX "1"
WARRANT CERTIFICATE - EXERCISE FORM

TO:	OSISKO GOLD ROYALTIES LTD (the "Corporation")

AND TO:	CST TRUST COMPANY

1.

The undersigned hereby irrevocably subscribes for and exercises the right to acquire _________________________ Common Shares of the Corporation (or such number of other securities or property to which such Warrants entitle the undersigned in lieu thereof or in addition thereto under the provisions of the accompanying Warrant Certificate) according to the provisions of the Indenture referenced in the accompanying Warrant Certificate.

2.	The Common Shares (or other securities or property) are to be registered as follows:

Name: _____________________________________________________________________________________________________________________________________________
(Print clearly)

Address in full: ______________________________________________________________________________________________________________________________________

Number of Common Shares: _____________________________________________________________________________________________________________________________

3.	Such securities should be sent by courier to:

Name: _____________________________________________________________________________________________________________________________________________
(Print clearly)

Address in full: ______________________________________________________________________________________________________________________________________

If the number of Warrants exercised is less than the number of Warrants represented hereby, the undersigned requests that the new Warrant Certificate representing the balance of the Warrants be registered in the name of the undersigned and should be sent by courier to:

Name: _____________________________________________________________________________________________________________________________________________
                                       (Print clearly)

Address in full: ______________________________________________________________________________________________________________________________________

4.	The undersigned represents that it is (check one box):

[ ]	A.

(i) not in the United States; (ii) not a U.S. Person and is not exercising such Warrant on behalf of a U.S. Person or a person in the United States; and (iii) is not executing this exercise form in the United States. For purposes hereof, "United States" and "U.S. Person" shall have the meanings given to such terms in Regulation S under the U.S. Securities Act of 1933, as amended (the "U.S Securities Act"); or

[ ]	B.

a "qualified institutional buyer" as defined in Rule 144A under the U.S. Securities Act who first purchased Units exercisable for Common Shares and Warrants on the date of original issuance of the Units and is completing the "Form of Letter to be Delivered by QIB Purchaser Upon Exercise of Warrants", substantially in the form attached as Schedule "C" to the Indenture, a copy of which is available upon request from the Warrant Agent.

DATED at ________________________________, _________________________, this ______ day of _________________, 20____.

Signature Witnessed or Guaranteed	(Signature of Warrantholder, to be the same as
(See instructions to Warrantholders in	appears on the face of this Warrant Certificate)
Appendix "3")

Name of Warrantholder:

Address (Please print):

Notes to Warrantholders:

(1)

In order to voluntarily exercise the Warrants represented by this certificate, prior to the Expiry Time pursuant to section 5.3 of the Indenture, this exercise form must be delivered to the Warrant Agent, together with this Warrant Certificate. Refer to the instructions to Warrantholders attached as Appendix "3" to this Warrant Certificate.

(2)

If this exercise form indicates that the Common Shares are to be issued to a person or persons other than the registered holder of this Warrant Certificate, the signature of such holder on the exercise form must be guaranteed by a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP).

(3)

The undersigned understands that upon the exercise of the Warrants issued in the United States or to, or for the account or benefit of, a U.S. Person or a person in the United States, the underlying Common Shares will continue to be "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act and may be offered, sold or otherwise transferred only (i) to the Corporation; or (ii) outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act, and in each case in compliance with applicable state or foreign laws, provided that this exercise form also complies with the transfer restrictions set forth in Section 2.5 of the Indenture.

APPENDIX "2"
WARRANT CERTIFICATE – FORM OF TRANSFER

THE WARRANTS REPRESENTED BY THIS CERTIFICATE MAY NOT BE TRANSFERRED TO A U.S. PERSON OR TO ANY PERSON IN THE UNITED STATES OR TO OR FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON OR PERSON IN THE UNITED STATES.

TO:	OSISKO GOLD ROYALTIES LTD (the "Corporation")

AND TO:	CST TRUST COMPANY

FOR VALUE RECEIVED the undersigned hereby sells, assigns and transfers to _____________________________________________________________________________________________ (print name and address) the Warrants represented by this Warrant Certificate and hereby irrevocably constitutes and appoints ____________________ as its attorney with full power of substitution to transfer the said securities on the appropriate register of the Warrant Agent.

The undersigned hereby certifies that the transfer of these securities is not being made to, and the offer of these securities was not made to, and the person named above is not, a person in the United States or a U.S. person (a "U.S. Person") (as such terms are defined in Regulation S under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act")).

In the case of Warrants held by, or for the account or benefit of, a person in the United States or a U.S. Person as, the undersigned hereby represents, warrants and certifies that (one (only) of the following must be checked):

[ ]	(a)	the transfer is being made only to the Corporation; or

[ ]	(b)	the transfer is being made outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act, and in compliance with any applicable state and foreign laws.

DATED this ____ day of _________________, 20____.

SPACE FOR GUARANTEES OF	)
SIGNATURES (BELOW))
)
	)	Signature of Transferor
)
)
)
)
Guarantor's Signature/Stamp	)	Name of Transferor
)
)

CERTAIN REQUIREMENTS RELATING TO TRANSFERS – READ CAREFULLY

The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s), in every particular, without alteration or enlargement, or any change whatsoever. All securityholders or a legally authorized representative must sign this form. The signature(s) on this form must be guaranteed in accordance with the transfer agent's then current guidelines and requirements at the time of transfer. Notarized or witnessed signatures are not acceptable as guaranteed signatures. As at the time of closing, you may choose one of the following methods (although subject to change in accordance with industry practice and standards):

•

Canada and the United States: A Medallion Signature Guarantee obtained from a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE, MSP). Many commercial banks, savings banks, credit unions, and all broker dealers participate in a Medallion Signature Guarantee Program. The Guarantor must affix a stamp bearing the actual words "Medallion Guaranteed", with the correct prefix covering the face value of the certificate.

•

Canada: A Signature Guarantee obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust. The Guarantor must affix a stamp bearing the actual words "Signature Guaranteed", sign and print their full name and alpha numeric signing number. Signature Guarantees are not accepted from Treasury Branches, Credit Unions or Caisse Populaires unless they are members of a Medallion Signature Guarantee Program. For corporate holders, corporate signing resolutions, including certificate of incumbency, are also required to accompany the transfer, unless there is a "Signature & Authority to Sign Guarantee" Stamp affixed to the transfer (as opposed to a "Signature Guaranteed" Stamp) obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust or a Medallion Signature Guarantee with the correct prefix covering the face value of the certificate.

•

Outside North America: For holders located outside North America, present the certificates(s) and/or document(s) that require a guarantee to a local financial institution that has a corresponding Canadian or American affiliate which is a member of an acceptable Medallion Signature Guarantee Program. The corresponding affiliate will arrange for the signature to be over-guaranteed.

OR

The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s), in every particular, without alteration or enlargement, or any change whatsoever. The signature(s) on this form must be guaranteed by an authorized officer of Royal Bank of Canada, Scotia Bank or TD Canada Trust whose sample signature(s) are on file with the transfer agent, or by a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE, MSP). Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: "SIGNATURE GUARANTEED", "MEDALLION GUARANTEED" OR "SIGNATURE & AUTHORITY TO SIGN GUARANTEE", all in accordance with the transfer agent's then current guidelines and requirements at the time of transfer. For corporate holders, corporate signing resolutions, including certificate of incumbency, will also be required to accompany the transfer unless there is a "SIGNATURE & AUTHORITY TO SIGN GUARANTEE" Stamp affixed to the Form of Transfer obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust or a "MEDALLION GUARANTEED" Stamp affixed to the Form of Transfer, with the correct prefix covering the face value of the certificate.

APPENDIX "3"
WARRANT CERTIFICATE – INSTRUCTIONS TO WARRANTHOLDERS

TO EXERCISE:

If the Warrantholder exercises Warrants prior to the Expiry Time pursuant to section 5.3 of the Indenture, it must complete, sign and deliver:

(a)	the Exercise Form, attached as Appendix "1" (including the "Form of Letter to be delivered by QIB Purchaser Upon Exercise of Warrants", if applicable;

(b)	the Warrant Certificates; and

(c)

a certified cheque, bank draft or money order in lawful money of Canada, payable to or to the order of the Corporation in an amount equal to the Purchase Price multiplied by the number of Warrant Shares subscribed for or a wire transfer or similar transfer of funds to the Warrant Agent. In the event that the payment of the aggregate Purchase Price is in the form of an uncertified cheque or unguaranteed funds, the Warrant Agent shall be entitled to delay the time of payment of the Purchase Price to the Corporation until such uncertified or unguaranteed funds have cleared in the ordinary course of the financial institution upon which the same are drawn.

to the Warrant Agent indicating the number of Common Shares to be acquired. In such case, the signature of such registered holder on the Exercise Form must be witnessed.

TO TRANSFER:

If the Warrantholder wishes to transfer Warrants, then the Warrantholder must complete, sign and deliver (as appropriate):

(a)	the Transfer Form attached as Appendix "2"; and

(b)	the Warrant Certificates,

to the Warrant Agent indicating the number of Warrants to be transferred.

If the Warrant Certificate is transferred, the Warrantholder's signature on the Transfer Form must be guaranteed by an authorized officer of a chartered bank, trust company or an investment dealer who is a member of a recognized stock exchange.

For the protection of the holder, it would be prudent to use registered mail if forwarding by mail.

GENERAL:

If the Transfer Form or Exercise Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, the Warrant Certificate must also be accompanied by evidence of authority to sign satisfactory to the Warrant Agent.

The name and address of the Warrant Agent is:

CST Trust Company
2001 Robert-Bourassa Blvd.
Suite 1600
Montréal, QC H3A 2A6
Canada

Attention:	Francine Beauséjour, Relationship Manager
Facsimile:	(514) 285-8846
Email:	fbeausejour@canstockta.com

SCHEDULE "B"

DEFINITION OF "U.S. PERSON" AND "UNITED STATES"

"U.S. Person"

(a)	"U.S. person" means:

(1)	any natural person resident in the United States;

(2)	any partnership or corporation organized or incorporated under the laws of the United States;

(3)	any estate of which any executor or administrator is a U.S. person;

(4)	any trust of which any trustee is a U.S. person;

(5)	any agency or branch of a foreign entity located in the United States;

(6)	any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. person;

(7)	any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated, or (if an individual) resident in the United States; and

(8)	any partnership or corporation if:

a)	organized or incorporated under the laws of any foreign jurisdiction; and

b)

formed by a U.S. person principally for the purpose of investing in securities not registered under the U.S. Securities Act, unless it is organized or incorporated, and owned, by accredited investors (as defined in Rule 501(a) under the U.S. Securities Act) who are not natural persons, estates or trusts.

(b)

Notwithstanding the foregoing, any discretionary account or similar account (other than an estate or trust) held for the benefit of or account of a non-U.S. person by a dealer or other professional fiduciary organized, incorporated or (if an individual) resident in the United States shall not be deemed a U.S. person.

(c)	Notwithstanding the foregoing, any estate of which any professional fiduciary acting as executor or administrator is a U.S. person shall not be deemed a U.S. person if:

(iv)	an executor or administrator of the estate who is not a U.S. person has sole or shared investment discretion with respect to the assets of the estate; and

(v)	the estate is governed by foreign law.

(d)

Notwithstanding the foregoing, any trust of which any professional fiduciary acting as trustee is a U.S. person shall not be deemed a U.S. person if a trustee who is not a U.S. person has sole or shared investment discretion with respect to the trust assets, and no beneficiary of the trust (and no settlor if the trust is revocable) is a U.S. person.

B-1

(e)

Notwithstanding the foregoing, an employee benefit plan established and administered in accordance with the law of a country other than the United States and customary practices and documentation of such country shall not be deemed a U.S. person.

(f)	Notwithstanding the foregoing, any agency or branch of a U.S. person located outside the United States shall not be deemed a "U.S. person" if:

(1)	the agency or branch operates for valid business reasons; and

(2)	the agency or branch is engaged in the business of insurance or banking and is subject to substantive insurance or banking regulation, respectively, in the jurisdiction where located.

(g)

The International Monetary Fund, the International Bank for Reconstruction and Development, the Inter-American Development Bank, the Asian Development Bank, the African Development Bank, the United Nations, and their agencies, affiliates and pension plans, and any other similar international organizations, their agencies, affiliates and pension plans shall not be deemed "U.S. persons."

"United States"

(1)	"United States" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

B-2

SCHEDULE "C"

FORM OF LETTER TO BE DELIVERED BY QIB PURCHASER UPON EXERCISE OF WARRANTS

TO:	OSISKO GOLD ROYALTIES LTD (the "Corporation")

AND TO:	CST TRUST COMPANY OF CANADA (the "Warrant Agent")

RE:	Exercise of Warrants of the Corporation

Ladies and Gentlemen:

In connection with its exercise of warrants ("Warrants") to purchase common shares of the Corporation ("Warrant Shares"), the undersigned represents, warrants and covenants to you as follows:

(a)	it is an original U.S. purchaser of the Units;

(b)	it is authorized to consummate the exercise of the Warrants and purchase of the Warrant Shares;

(c)

it is aware that the Warrants and the Warrant Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), or any U.S. state securities laws;

(d)

it is a "qualified institutional buyer" as defined in Rule 144A under the U.S. Securities Act (a "Qualified Institutional Buyer") and is acquiring the Warrant Shares for its own account or for the account of a Qualified Institutional Buyer with respect to which it exercises sole investment discretion and not with a view to any resale, distribution or other disposition of the Warrant Shares in violation of United States federal or state securities laws;

(e)

it acknowledges that it has not purchased the Warrants or the Warrant Shares as a result of any "directed selling efforts" (as defined in Regulation S under the U.S. Securities Act) or any general solicitation or general advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media, or on the Internet, or broadcast over radio, television or the Internet, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(f)

it understands that the Warrant Shares are "restricted securities" as defined in Rule 144(a)(3) under the U.S. Securities Act ("Restricted Securities"). Unless the delivery of physical definitive certificates is required by the transfer agent for the Warrant Shares, in order to induce the Corporation to issue the Warrant Shares to the undersigned that will not be represented by certificates that bear a U.S. restrictive legend or identified by a restricted CUSIP number, the undersigned represents, warrants and covenants to the Corporation as follows (collectively, the "Restricted Security Agreements"): (i) if in the future it decides to offer, sell, pledge, or otherwise transfer, directly or indirectly, any of the Warrant Shares, it will do so only (A) to the Corporation, or (B) outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act, and in each case in compliance with applicable state or foreign laws; (ii) none of the Warrant Shares, can be offered, sold, pledged or otherwise transferred, directly or indirectly, in the United States or to, or for the account or benefit of, a U.S. Person; (iii) it will cause any nominee holding the Warrant Shares on its behalf to comply with the Restricted Security Agreements; and (iv) it acknowledges that the Warrant Shares may only be held in an account at CDS Clearing and Depository Services Inc., or a successor depository in Canada, and shall not be held in an account at the Depository Trust Corporation, or a successor depository within the United States;

(g)

it understands that if, at the time of exercise of the Warrants, the Corporation is not a "foreign issuer" for purposes of Regulation S under the U.S. Securities Act, the Warrant Shares will continue to be Restricted Securities, notwithstanding that they are resold pursuant to Rule 904 of Regulation S under the U.S. Securities Act;

(h)

it acknowledges that unless the delivery of physical definitive certificates that bear a U.S. restrictive legend is required by the transfer agent for the Warrant Shares, the Warrant Shares, will not be represented by certificates that bear a U.S. restrictive legend or identified by a restricted CUSIP number in reliance on the acknowledgments, representations and agreements contained herein, including the Restricted Security Agreements set forth above;

(i)

it has implemented, or shall immediately implement, appropriate internal controls and procedures to ensure that the Warrant Shares shall be properly identified in its records as Restricted Securities that are subject to the Restricted Security Agreements set forth herein notwithstanding the absence of a U.S. restrictive legend or restricted CUSIP number;

(j)

it consents to the Corporation making a notation on its records or giving instructions to any transfer agent of the Warrant Shares in order to implement the restrictions on transfer set forth and described herein;

(k)

if required by applicable securities legislation, regulatory policy or order or by any securities commission, stock exchange or other regulatory authority, it will execute, deliver, file and otherwise assist the Corporation in filing reports, questionnaires, undertakings and other documents with respect to the ownership of the Warrant Shares; and

(l)

it understands and acknowledges that the Corporation is not obligated to file and has no present intention of filing with the United States Securities and Exchange Commission or with any state securities administrator any registration statement in respect of resales of the Warrant Shares.

The undersigned acknowledges that the representations, warranties and agreements contained herein are made by it with the intent that they may be relied upon by the Corporation and the Warrant Agent in determining its eligibility to exercise the Warrants and the determination to issue Warrant Shares to the undersigned without a U.S. restricted legend. By this letter the undersigned represents and warrants that the foregoing representations and warranties are true and that they shall survive the purchase by it of the Warrant Shares and shall continue in full force and effect notwithstanding any subsequent disposition by the undersigned of the Warrant Shares.

You are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

DATED at __________________________ this ___ day of _______________, 20_____.

If a Corporation, Partnership or Other Entity:

Name of Entity

Type of Entity

Signature of Person Signing

Print or Type Name and Title of Person Signing